Surasak Dudsdeemaytha
First Senior Vice President

KASIKORNBANK 泰华农民银行
ธนาคารกสิกรไทย
60 Years

12g3-2(b) File No.82-4922

Ref No. CN. 764/2005

November 9, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

บมจ. ธนาคารกสิกรไทย
1 ซอยกสิกรไทย ถนนราษฎร์บูรณะ
กรุงเทพฯ 10140
โทร. 0 2222 0000 โทรสาร 0 2470 2745
www.kasikornbank.com ทะเบียนเลขที่ บมจ.105

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.
Tel. +66 2222 0000 Fax. +66 2470 2745
www.kasikornbank.com Registration No.PCL 105

泰华农民银行总行
泰国曼谷叻武拉纳路泰华农民巷1号，
邮政编码 10140
电话：(66) 2222 0000 传真：(66) 2470 2745
www.kasikornbank.com 注册号：大众有限公司第105号

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim Financial Statements

For the Period Ended September 30, 2005

and

Review Report of Certified Public Accountant

REVIEW REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of KASIKORNBANK PUBLIC COMPANY LIMITED

I have reviewed the accompanying consolidated balance sheet of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries as at September 30, 2005 and the consolidated statements of income for each of the three-month and nine-month periods ended September 30, 2005 and 2004, changes in shareholders' equity and cash flows for each of the nine-month periods then ended. I have also reviewed the balance sheet of KASIKORNBANK PUBLIC COMPANY LIMITED as at September 30, 2005 and the statements of income for each of the three-month and nine-month periods ended September 30, 2005 and 2004, changes in shareholders' equity and cash flows for each of the nine-month periods then ended. The management of KASIKORNBANK PUBLIC COMPANY LIMITED is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my reviews.

I conducted my reviews in accordance with the standard on auditing applicable to review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my reviews, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I have previously audited the consolidated financial statements of KASIKORNBANK PUBLIC COMPANY LIMITED and its subsidiaries for the year ended December 31, 2004 and for the six-month period ended June 30, 2005, and the financial statements of KASIKORNBANK PUBLIC COMPANY LIMITED for the same periods in accordance with generally accepted auditing standards and expressed unqualified opinions on those statements in my reports dated February 14, 2005 and August 17, 2005, respectively. The consolidated balance sheet of the Bank and its subsidiaries and the balance sheet of the Bank as at December 31, 2004, which have been presented herein for comparative purpose, are components of those financial statements which I have audited and reported thereon. I have not performed any audit procedures subsequent to the date of my report dated August 17, 2005.

S. Singhasaneh.
Supot Singhasaneh
Certified Public Accountant
Registration No. 2826

KPMG Phoomchai Audit Ltd.
Bangkok
November 4, 2005

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Thousand Baht			
	Consolidated		The Bank	
	September 30, 2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)	September 30, 2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)
ASSETS				
Cash	13,039,412	13,536,067	13,039,018	13,535,831
Interbank and money market items				
Domestic items				
Interest bearing	8,397,416	1,218,278	8,135,772	1,137,864
Non-interest bearing	1,939,680	2,135,367	2,219,397	2,150,080
Foreign items				
Interest bearing	73,463,389	71,969,251	73,463,389	71,969,251
Non-interest bearing	287,244	926,986	287,244	926,986
Total Interbank and Money Market Items - net	84,087,729	76,249,882	84,105,802	76,184,181
Securities purchased under resale agreements	9,360,000	19,040,000	9,360,000	19,040,000
Investments (Notes 3.4, 5 and 15)				
Current investments - net	48,901,818	33,325,171	48,014,942	31,657,896
Long-term investments - net	47,054,278	76,347,551	45,611,044	74,696,584
Investments in subsidiaries and associated companies - net (Note 21)	433,130	462,378	10,422,717	10,635,878
Total Investments - net	96,389,226	110,135,100	104,048,703	116,990,358
Loans and accrued interest receivables (Note 6)				
Loans (Notes 3.5 and 7)	614,439,463	592,588,469	605,317,837	578,117,032
Accrued interest receivables	1,765,932	2,455,344	1,295,315	1,318,032
Total Loans and Accrued Interest Receivables	616,205,395	595,043,813	606,613,152	579,435,064
Less Allowance for doubtful accounts (Notes 3.6 and 8)	(35,846,091)	(41,468,137)	(27,513,976)	(29,368,186)
Less Revaluation allowance for debt restructuring (Notes 3.7 and 9)	(2,602,929)	(4,878,194)	(2,258,716)	(2,297,055)
Total Loans and Accrued Interest Receivables - net	577,756,375	548,697,482	576,840,460	547,769,823
Properties foreclosed - net (Note 3.8)	17,960,474	17,397,232	13,020,246	12,734,511
Customers' liability under acceptances	796,919	743,369	796,919	743,369
Premises and equipment - net (Note 3.9)	21,388,196	19,747,325	20,765,813	19,220,398
Intangible assets - net (Note 3.10)	3,811,384	3,523,350	3,290,017	2,988,530
Accrued income receivables	1,678,144	1,818,365	1,569,547	1,736,440
Derivative revaluation	2,898,193	6,348,767	2,898,193	6,348,767
Other assets - net	10,294,961	7,314,809	9,024,989	6,649,339
Total Assets	839,461,013	824,551,748	838,759,707	823,941,547

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Thousand Baht			
	Consolidated		The Bank	
	September 30, 2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)	September 30, 2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY				
Deposits				
Deposits in baht	699,336,775	701,712,988	699,901,482	702,127,817
Deposits in foreign currencies	3,041,019	3,856,728	3,041,018	3,856,728
Total Deposits	702,377,794	705,569,716	702,942,500	705,984,545
Interbank and money market items				
Domestic items				
Interest bearing	14,755,927	8,067,532	14,340,927	7,707,532
Non-interest bearing	4,332,748	3,182,510	4,309,398	3,182,510
Foreign items				
Interest bearing	190,200	18,777	190,200	18,777
Non-interest bearing	303,124	256,130	303,124	256,130
Total Interbank and Money Market Items	19,581,999	11,524,949	19,143,649	11,164,949
Liability payable on demand	5,991,391	7,426,010	5,991,391	7,426,010
Borrowings				
Short-term borrowings	500,000	3,843,000	500,000	3,843,000
Long-term borrowings	20,155,222	19,767,595	20,155,222	19,767,595
Total Borrowings	20,655,222	23,610,595	20,655,222	23,610,595
Bank's liability under acceptances	796,919	743,369	796,919	743,369
Derivative revaluation	3,755,511	1,440,906	3,755,511	1,440,906
Accrued interest payables	1,481,734	1,096,509	1,479,926	1,095,566
Other liabilities	8,754,930	6,474,038	8,238,985	6,127,970
Total Liabilities	763,395,500	757,886,092	763,004,103	757,593,910

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

	Thousand Baht			
	Consolidated		The Bank	
	September 30, 2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)	September 30, 2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)
Shareholders' equity				
Share capital (Note 11)				
Authorized share capital				
3,048,614,697 ordinary shares, Baht 10 par value	30,486,147	30,486,147	30,486,147	30,486,147
Issued and paid-up share capital				
2,372,543,091 ordinary shares, Baht 10 par value	23,725,431		23,725,431	
2,363,624,537 ordinary shares, Baht 10 par value		23,636,245		23,636,245
Premium on ordinary shares	17,723,817	17,555,259	17,723,817	17,555,259
Appraisal surplus on asset revaluation (Notes 3.9 and 21)	10,060,432	8,762,355	10,060,432	8,762,355
Revaluation (deficit) on investments (Notes 3.4, 5 and 21)	(206,594)	951,996	(206,594)	951,996
Retained earnings				
Appropriated				
Legal reserve (Note 13)	770,000	770,000	770,000	770,000
Unappropriated (Notes 21)	23,682,518	14,671,782	23,682,518	14,671,782
	75,755,604	66,347,637	75,755,604	66,347,637
Minority interests (Note 21)	309,909	318,019	-	-
Total Shareholders' Equity	76,065,513	66,665,656	75,755,604	66,347,637
Total Liabilities and Shareholders' Equity	839,461,013	824,551,748	838,759,707	823,941,547
Off-balance sheet items - contingencies (Note 16)				
Aval to bills and guarantees of loans	785,083	614,862	785,083	617,267
Liability under unmatured import bills	5,185,481	4,290,602	5,185,481	4,290,602
Letters of credit	12,536,386	14,103,371	12,536,386	14,103,371
Other contingencies	697,876,172	532,959,404	697,745,275	532,843,314

(Pol.Gen. Pow Sarasin)

Vice Chairman

(Dr. Prasarn Trairatvorakul)

President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR EACH OF THE THREE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(Unaudited)

(Reviewed)

	Thousand Baht			
	Consolidated		The Bank	
	2005	2004 (Restated)	2005	2004 (Restated)
Interest and dividend income (Notes 3.2 and 3.4)				
Loans	7,895,277	6,940,777	7,779,528	6,572,860
Interbank and money market items	651,048	330,692	651,359	330,585
Investments	866,021	905,440	858,973	902,765
Total Interest and Dividend Income	9,412,346	8,176,909	9,289,860	7,806,210
Interest expense (Note 3.3)				
Deposits	1,326,692	1,377,246	1,327,282	1,377,246
Interbank and money market items	108,604	70,683	86,982	68,664
Short-term borrowings	20,671	-	20,671	-
Long-term borrowings	283,578	285,653	283,578	285,653
Total Interest Expense	1,739,545	1,733,582	1,718,513	1,731,563
Net income from interest and dividends	7,672,801	6,443,327	7,571,347	6,074,647
Bad debt and doubtful accounts (reversal) (Note 3.6)	515,432	(855,948)	598,918	(647,806)
Loss on debt restructuring (Note 3.7)	742,981	1,622,182	676,250	988,769
Net income from interest and dividends after bad debt and doubtful accounts (reversal) and loss on debt restructuring	6,414,388	5,677,093	6,296,179	5,733,684
Non-interest income				
Gain(loss) on investments (Notes 3.4 and 5)	33,848	113,178	44,981	(7,851)
Share of profit (loss) from investments on equity method (Notes 3.4 and 21)	28,091	25,244	228,944	(38,612)
Fees and service income				
Acceptances, aval and guarantees	195,054	166,887	195,054	166,887
Others	2,168,131	1,884,381	1,971,786	1,694,970
Gain on exchanges (Note 3.12)	392,205	321,652	392,205	321,652
Loss on transfer of financial assets (Note 3.4)	-	(76,631)	-	-
Other income	425,552	208,044	289,346	190,572
Total Non-interest Income	3,242,881	2,642,755	3,122,316	2,327,618
Non-interest expenses				
Personnel expenses	2,374,528	1,753,037	2,268,175	1,680,988
Premises and equipment expenses (Note 3.9)	803,289	867,127	771,637	842,341
Taxes and duties	406,057	339,783	394,961	328,226
Fees and service expenses	682,093	732,292	674,921	694,841
Directors' remuneration	13,672	13,449	12,082	11,799
Contributions to Financial Instritutions Development Fund	701,304	708,310	701,304	708,310
Other expenses	490,565	492,197	466,066	429,530
Total Non-interest Expenses	5,471,508	4,906,195	5,289,146	4,696,035
Income before income tax	4,185,761	3,413,653	4,129,349	3,365,267
Income tax expense (Notes 3.11 and 21)	589,368	33,344	551,361	-
Net income before minority interests	3,596,393	3,380,309	3,577,988	3,365,267
Minority interests in net income	(18,405)	(15,042)	-	-
Net income	3,577,988	3,365,267	3,577,988	3,365,267
Basic earnings per share (Baht) (Note 3.16)	1.51	1.42	1.51	1.42
Weighted average number of ordinary shares (shares)	2,372,331,553	2,363,303,162	2,372,331,553	2,363,303,162

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr. Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR EACH OF THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(Unaudited)

(Reviewed)

	Thousand Baht			
	Consolidated		The Bank	
	2005	2004 (Restated)	2005	2004 (Restated)
Interest and dividend income (Notes 3.2 and 3.4)				
Loans	22,774,358	20,135,675	22,191,735	19,041,633
Interbank and money market items	1,758,008	1,205,549	1,757,121	1,204,359
Investments	3,170,435	2,893,184	3,151,075	2,866,708
Total Interest and Dividend Income	27,702,801	24,234,408	27,099,931	23,112,700
Interest expense (Note 3.3)				
Deposits	3,952,332	4,185,719	3,952,922	4,185,719
Interbank and money market items	273,371	167,832	248,710	163,340
Short-term borrowings	47,564	-	47,564	-
Long-term borrowings	849,442	984,207	849,442	984,207
Total Interest Expense	5,122,709	5,337,758	5,098,638	5,333,266
Net income from interest and dividends	22,580,092	18,896,650	22,001,293	17,779,434
Bad debt and doubtful accounts (reversal) (Note 3.6)	360,755	(4,661,617)	829,578	(3,347,170)
Loss on debt restructuring (Note 3.7)	1,832,884	6,383,213	1,371,289	4,489,123
Net income from interest and dividends after bad debt and doubtful accounts (reversal) and loss on debt restructuring	20,386,453	17,175,054	19,800,426	16,637,481
Non-interest income				
Gain on investments (Notes 3.4 and 5)	341,899	763,720	257,245	657,470
Share of profit(loss) from investments on equity method (Notes 3.4 and 21)	(48,778)	69,326	372,280	69,537
Fees and service income				
Acceptances, aval and guarantees	501,983	432,619	501,983	432,619
Others	6,354,931	5,488,171	5,783,812	4,923,737
Gain on exchanges (Note 3.12)	819,454	1,132,869	819,454	1,132,869
Loss on transfer of financial assets (Note 3.4)	-	(511,995)	-	-
Other income	901,254	469,284	683,066	402,810
Total Non-interest Income	8,870,743	7,843,994	8,417,840	7,619,042
Non-interest expenses				
Personnel expenses	5,477,714	4,806,583	5,162,617	4,590,505
Premises and equipment expenses (Note 3.9)	2,343,457	2,577,341	2,259,039	2,503,746
Taxes and duties	1,197,285	1,023,376	1,151,753	983,648
Fees and service expenses	1,887,976	2,147,875	1,859,949	2,063,543
Directors' remuneration	58,826	41,418	53,344	35,485
Contributions to Financial Institutions Development Fund	2,124,678	2,093,543	2,124,678	2,093,543
Other expenses	1,835,919	1,274,798	1,423,339	1,070,258
Total Non-interest Expenses	14,925,855	13,964,934	14,034,719	13,340,728
Income before income tax	14,331,341	11,054,114	14,183,547	10,915,795
Income tax expense (Notes 3.11 and 21)	3,009,506	96,208	2,913,777	-
Net income before minority interests	11,321,835	10,957,906	11,269,770	10,915,795
Minority interests in net income	(52,065)	(42,111)	-	-
Net income	11,269,770	10,915,795	11,269,770	10,915,795
Basic earnings per share (Baht) (Note 3.16)	4.75	4.62	4.75	4.62
Weighted average number of ordinary shares (shares)	2,370,747,042	2,362,084,373	2,370,747,042	2,362,084,373

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr. Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR EACH OF THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(Unaudited)

(Reviewed)

Thousand Baht

Consolidated

	Issued and Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus on Asset Revaluation	Revaluation Surplus on Investments	Retained Earnings (Deficit) Appropriated Legal Reserve	Retained Earnings (Deficit) Appropriated Other Reserves	Retained Earnings (Deficit) Unappropriated (Deficit)	Minority Interests	Total
Beginning balance as of December 31, 2003	23,540,654	49,524,920	5,520,432	6,231,844	1,312,639	800,000	26,675,300	(65,148,235)	355,197	48,812,751
Adjustment for cumulative effect of change in accounting policy for prior years (Note 21)	-	-	-	2,670,791	676,042	-	-	(38,962)	(6,770)	3,301,101
Balance as of December 31, 2003	23,540,654	49,524,920	5,520,432	8,902,635	1,988,681	800,000	26,675,300	(65,187,197)	348,427	52,113,852
Ordinary shares	93,839	-	-	-	-	-	-	-	-	93,839
Premium on ordinary shares	-	179,721	-	-	-	-	-	-	-	179,721
Appraisal surplus on asset revaluation (restated)	-	-	-	(105,821)	-	-	-	105,821	-	-
Revaluation deficit on investments (restated)	-	-	-	-	(1,197,328)	-	-	-	-	(1,197,328)
Reduction in the accumulated deficit	-	(32,152,504)	(5,520,432)	-	-	(800,000)	(26,675,300)	65,148,236	-	-
Net gain (loss) not recognised in the statement of income	-	(32,152,504)	(5,520,432)	(105,821)	(1,197,328)	(800,000)	(26,675,300)	65,254,057	-	(1,197,328)
Net income (restated)	-	-	-	-	-	-	-	10,915,795	-	10,915,795
Minority interests (restated)	-	-	-	-	-	-	-	-	(40,883)	(40,883)
Ending balance as of September 30, 2004 (restated)	23,634,493	17,552,137	-	8,796,814	791,353	-	-	10,982,655	307,544	62,064,996
Beginning balance as of December 31, 2004	23,636,245	17,555,259	-	8,762,355	951,996	770,000	-	14,671,782	318,019	66,665,656
Ordinary shares	89,186	-	-	-	-	-	-	-	-	89,186
Premium on ordinary shares	-	168,558	-	-	-	-	-	-	-	168,558
Appraisal surplus on asset revaluation	-	-	-	1,298,077	-	-	-	110,860	-	1,408,937
Revaluation deficit on investments	-	-	-	-	(1,158,590)	-	-	-	-	(1,158,590)
Net gain (loss) not recognised in the statement of income	-	-	-	1,298,077	(1,158,590)	-	-	110,860	-	250,347
Net income	-	-	-	-	-	-	-	11,269,770	-	11,269,770
Dividend paid (Note 14)	-	-	-	-	-	-	-	(2,369,894)	-	(2,369,894)
Minority interests	-	-	-	-	-	-	-	-	(8,110)	(8,110)
Ending balance as of September 30, 2005	23,725,431	17,723,817	-	10,060,432	(206,594)	770,000	-	23,682,518	309,909	76,065,513

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR EACH OF THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(Unaudited)

(Reviewed)

	Thousand Baht								
	The Bank								
	Issued and Paid-up Share Capital	Premium on Share Capital	Premium on Expired Warrants	Appraisal Surplus on Asset Revaluation	Revaluation Surplus on Investments	Retained Earnings (Deficit)			Total
						Appropriated		Unappropriated (Deficit)	
						Legal Reserve	Other Reserves		
Beginning balance as of December 31, 2003	23,540,654	49,524,920	5,520,432	6,231,844	1,312,639	800,000	26,675,300	(65,148,235)	48,457,554
Adjustment for cumulative effect of change in accounting policy for prior years (Note 21)	-	-	-	2,670,791	676,042	-	-	(38,962)	3,307,871
Balance as of December 31, 2003	23,540,654	49,524,920	5,520,432	8,902,635	1,988,681	800,000	26,675,300	(65,187,197)	51,765,425
Ordinary shares	93,839	-	-	-	-	-	-	-	93,839
Premium on ordinary shares	-	179,721	-	-	-	-	-	-	179,721
Appraisal surplus on asset revaluation (restated)	-	-	-	(105,821)	-	-	-	105,821	-
Revaluation deficit on investments (restated)	-	-	-	-	(1,197,328)	-	-	-	(1,197,328)
Reduction in the accumulated deficit	-	(32,152,504)	(5,520,432)	-	-	(800,000)	(26,675,300)	65,148,236	-
Net gain (loss) not recognised in the statement of income	-	(32,152,504)	(5,520,432)	(105,821)	(1,197,328)	(800,000)	(26,675,300)	65,254,057	(1,197,328)
Net income (restated)	-	-	-	-	-	-	-	10,915,795	10,915,795
Ending balance as of September 30, 2004 (restated)	23,634,493	17,552,137	-	8,796,814	791,353	-	-	10,982,655	61,757,452
Beginning balance as of December 31, 2004	23,636,245	17,555,259	-	8,762,355	951,996	770,000	-	14,671,782	66,347,637
Ordinary shares	89,186	-	-	-	-	-	-	-	89,186
Premium on ordinary shares	-	168,558	-	-	-	-	-	-	168,558
Appraisal surplus on asset revaluation	-	-	-	1,298,077	-	-	-	110,860	1,408,937
Revaluation deficit on investments	-	-	-	-	(1,158,590)	-	-	-	(1,158,590)
Net gain (loss) not recognised in the statement of income	-	-	-	1,298,077	(1,158,590)	-	-	110,860	250,347
Net income	-	-	-	-	-	-	-	11,269,770	11,269,770
Dividend paid (Note 14)	-	-	-	-	-	-	-	(2,369,894)	(2,369,894)
Ending balance as of September 30, 2005	23,725,431	17,723,817	-	10,060,432	(206,594)	770,000	-	23,682,518	75,755,604

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR EACH OF THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(Unaudited)

(Reviewed)

	Thousand Baht			
	Consolidated		The Bank	
	2005	2004 (Restated)	2005	2004 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	11,269,770	10,915,795	11,269,770	10,915,795
Add(Less) Adjustments to reconcile net income to net cash from operating activities				
Depreciation and amortization	1,227,851	1,151,475	1,166,046	1,096,683
Bad debt and doubtful accounts (reversal)	360,755	(4,661,617)	829,578	(3,347,170)
Loss on debt restructuring	1,832,884	6,383,213	1,371,289	4,489,123
Interest income from amortization of revaluation allowance for debt restructuring	(325,383)	(995,096)	(46,847)	(214,379)
Loss on revaluation of investments	12,932	29,949	12,932	29,949
(Reversal) loss on impairment of investments	(169,296)	(166,798)	(181,055)	(74,103)
Amortization of goodwill	32,656	(8,254)	-	-
Gain on disposal of securities for investment	(234,883)	(613,133)	(138,421)	(599,578)
Amortization of premium and discount on debt instruments	1,060,215	703,762	1,073,436	700,973
Loss on impairment of investments in receivables	28,080	-	28,080	-
Loss on impairment of foreclosed properties	88,100	268,579	6,865	186,225
Reversal on loss on impairment of other assets	(122,056)	(352,516)	(96,726)	(310,019)
Reversal on loss on impairment of intangible assets	(121,174)	-	(121,174)	-
Gain on disposal of premises and equipment	(8,213)	(1,619)	(8,245)	(1,327)
(Reversal) loss on impairment of premises and equipment	(1,416)	42,580	(1,416)	42,580
Reversal on loss revaluation of premises and equipment	(114,875)	-	(114,873)	
Loss on transfer of financial assets	-	511,995	-	-
Share of loss (profit) from investments held on equity method	48,778	(69,326)	(372,280)	(69,537)
Dividend income from subsidiaries and associated companies	38,390	106,426	190,837	320,454
Amortization of discount on debentures	3,021	3,042	3,021	3,042
Decrease (increase) in accrued interest receivables	689,412	159,474	22,716	(6,733)
Decrease (increase) in other accrued income	140,222	(318,185)	166,893	(299,157)
Increase (decrease) in accrued interest payables	385,225	(951,055)	384,360	(951,197)
Increase in other accrued expenses	1,287,368	588,624	1,216,739	592,309
Decrease in other reserves	-	(80,000)	-	(80,000)
Minority interests in net income	52,065	42,111	-	-
Net income from operations before changes in operating assets and liabilities	17,460,428	12,689,426	16,661,525	12,423,933
(Increase) decrease in operating assets				
Interbank and money market items (assets)	(7,911,446)	18,423,498	(7,995,220)	18,199,856
Securities purchased under resale agreements	9,680,000	12,510,000	9,680,000	12,510,000
Investment for trading	346,748	(3,269,517)	346,748	(3,269,517)
Loans	(36,449,535)	(44,982,533)	(32,003,589)	(44,392,331)
Properties foreclosed	2,399,304	1,689,842	1,898,724	1,394,395
Other assets	(215,130)	404,188	1,172,501	903,722

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR EACH OF THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2005 AND 2004

(Unaudited)

(Reviewed)

	Thousand Baht			
	Consolidated		The Bank	
	2005	2004 (Restated)	2005	2004 (Restated)
Increase (decrease) in operating liabilities				
Deposits	(3,191,922)	25,869,521	(3,042,045)	26,203,372
Interbank and money market items (liabilities)	8,057,050	3,726,921	7,978,699	3,341,921
Liabilities payable on demand	(1,434,619)	(1,053,909)	(1,434,619)	(1,053,909)
Other liabilities	4,548,042	2,716,223	3,583,589	2,661,362
Net Cash (Used in) Provided by Operating Activities	(6,711,080)	28,723,660	(3,153,687)	28,922,804
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of available for sale investments	35,154,637	80,945,208	34,945,641	80,945,208
Proceeds from redemption of held to maturity debt instruments	7,498,024	13,631,455	2,715,024	12,430,773
Proceeds from disposal of general investments	133,256	3,136,493	587,203	3,096,312
Purchase of available for sale investments	(22,616,959)	(71,700,800)	(22,614,897)	(71,700,300)
Proceeds from collection of investments in receivables	53,628	-	41,638	-
Purchase of held to maturity debt instruments	(6,496,437)	(20,024,146)	(2,509,241)	(19,089,466)
Purchase of general investments	(496,465)	(2,576,020)	(491,309)	(2,576,020)
Purchase of investments in receivables	-	-	(3,214,980)	-
Proceeds from disposal of premises and equipment	11,234	2,507	10,451	1,874
Purchase of premises and equipment	(897,368)	(1,199,520)	(770,101)	(1,168,589)
Purchase of intangible assets	(614,375)	(1,871)	(587,405)	(11,362)
Net Cash Provided by Investing Activities	11,729,175	2,213,306	8,112,024	1,928,430
CASH FLOWS FROM FINANCING ACTIVITIES				
Decrease in long-term borrowing	-	(39,967,146)	-	(39,967,146)
Decrease in short-term borrowing	(3,343,000)	-	(3,343,000)	-
Issuance in ordinary shares	89,186	93,839	89,186	93,839
Increase in premium on share capital	168,558	179,721	168,558	179,721
Payment of dividend	(2,369,894)	-	(2,369,894)	-
Dividend paid to minority interests	(59,600)	(85,672)	-	-
Net Cash Used in Financing Activities	(5,514,750)	(39,779,258)	(5,455,150)	(39,693,586)
Net decrease in cash and cash equivalents	(496,655)	(8,842,292)	(496,813)	(8,842,352)
Cash and cash equivalents at beginning of the period (Notes 3.1 and 4)	13,536,067	18,699,184	13,535,831	18,699,096
Cash and cash equivalents at end of the period (Notes 3.1 and 4)	13,039,412	9,856,892	13,039,018	9,856,744
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION				
Cash paid during the period				
Interest expense	4,737,484	6,288,813	4,714,278	6,284,463
Income tax	2,529,267	191,438	2,402,051	87,596

The accompanying notes are an integral part of these financial statements.

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED, the Bank, is a public company registered in the Kingdom of Thailand and listed on the Stock Exchange of Thailand. The registered office of the Bank is at 1 Soi Kasikornthai, Ratburana Road, Bangkok.

The principal activity of the Bank is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world. As of September 30, 2005 and December 31, 2004, the Bank had a total staffing of 10,212 and 10,110 persons, respectively.

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS AND BASIS OF CONSOLIDATION

2.1 The consolidated and Bank-only financial statements are prepared in accordance with the regulations of the Stock Exchange of Thailand (SET), dated January 22, 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) directive dated May 10, 2001, prescribing the forms for balance sheets and profit and loss accounts for commercial banks; and in conformity with generally accepted accounting principles in Thailand.

The interim financial statements are presented in accordance with the Thai Accounting Standard No.41, regarding Interim Financial Statements, and have been prepared for the purpose of providing an update on the financial statements for the year ended December 31, 2004. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements, should be read in conjunction with the financial statements for the year ended December 31, 2004.

The financial statements are prepared under the historical cost convention except as disclosed in the accounting policies.

For the convenience of the readers, this English language translation of the financial statements has been prepared from the Thai language financial statements which are issued for domestic reporting purposes.

2.2 Basis of consolidation

The consolidated financial statements of the Bank comprise of the Bank, its subsidiaries and its interest in associates.

Subsidiaries

Subsidiaries are those entities controlled by the Bank. Control exists when the Bank has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Associates

Associates are those entities in which the Bank has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Bank's share of the total recognized gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Bank's share of losses exceeds its interest in an associate, the Bank's carrying amount of investment is reduced to nil and recognition of further losses is discontinued except to the extent that the Bank has incurred legal or constructive obligations or made payments on behalf of an associate.

2.3 The consolidated financial statements of the Bank consist of the Bank and its subsidiaries. Details of the Bank's subsidiaries are as follows:

	% Shareholding		
	September 30, 2005	December 31, 2004	September 30, 2004
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	99.99	99.99	99.99
Ploy Asset Management Co., Ltd. ("Ploy-AMC")	99.99	99.99	99.99
Progress Land and Buildings Co., Ltd. ("PLB")	99.99	99.99	99.99
Kasikorn Factoring Co., Ltd. ("KF")	99.99	99.99	99.99
Kasikorn Research Center Co., Ltd. ("KRC") *	99.99	99.99	99.99
Kasikorn Leasing Co., Ltd. ("K-Leasing") *	99.99	99.99	-
Kasikorn Securities Public Co., Ltd. ("K-Securities")	99.98	99.91	-
Kasikorn Asset Management Co., Ltd. ("K-ASSET")	71.42	71.42	71.42

* The financial statements of KRC and K-Leasing have been included in the consolidated financial statements since the second quarter of 2005

Phethai Asset Management Company Limited, a company registered in the Kingdom of Thailand on September 24, 1999, was approved by the BoT on October 13, 1999 to also register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 14, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets transferred from the Bank.

Ploy Asset Management Company Limited, a company registered in the Kingdom of Thailand on September 30, 1999, was approved by the BoT on October 13, 1999 to register as an asset management company under the Ministerial Regulation (B.E. 2541) issued with regard to the provisions of the Asset Management Company Act (B.E. 2541). The company is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 5, Ratchadaphisek Road, Huaykwang, Bangkok and was established with the objective of managing substandard assets purchased or transferred from Phatra Thanakit Public Company Limited under the Memorandum of Understanding (MOU) between the Financial Institution Development Fund (FIDF), the Bank and Phatra Thanakit Public Company Limited dated September 29, 1999. Under this MOU, the management of substandard assets had to be completed by December 31, 2004 and the resulting profit or loss is thereafter to be shared among the aforementioned companies and the FIDF. On April 29, 2005, the company paid to FIDF, in accordance with the conditions set forth in the MOU, FIDF share of the profit arising from the revaluation of assets on December 31, 2004 amounting to Baht 180 million and interest on such profit calculated from

January 1, 2005 to April 28, 2005 amounting to Baht one million. On June 30, 2005 the company registered its discontinuance of operation with the Ministry of Commerce and has commenced the liquidation process.

Progress Land and Buildings Company Limited is a company which was registered in the Kingdom of Thailand on November 18, 1999, and is located at 400/22 Kasikornbank Building, Floor 16, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company was established to receive, manage and sell properties that have been foreclosed as well as the premises of Phatra Thanakit Public Company Limited.

Kasikorn Factoring Company Limited is a company which was registered in the Kingdom of Thailand on July 9, 1990, and is located at 252 Phatra Insurance Building, Floor 1, Ratchadapisek Road, Huaykwang, Bangkok. The company was established to furnish commercial financial services to businesses and provide service in the area of factoring, finance leases, operating leases and hire purchase.

Kasikorn Research Center Company Limited is a company which was registered in the Kingdom of Thailand on December 16, 1994, and is located at 400/22 Kasikornbank Building, Floor 9, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are the Bank's supporter for the work of researches and public relations.

Kasikorn Leasing Company Limited is a company which was registered in the Kingdom of Thailand on December 24, 2004, and is located at 400/22 Kasikornbank Building, Floor 17, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are the leasing and hire purchase businesses.

Kasikorn Securities Public Company Limited (formerly: "Asset Plus Securities Public Company Limited") is a company, which was registered in the Kingdom of Thailand on August 13, 1974, and is located at 400/22 Kasikornbank Building, Floor 19, Phaholyothin Road, Samsennai, Phayathai, Bangkok. The company's main businesses are the securities business and investment banking. In December 2004, the Bank purchased 99.91% of the shares in this Company from Asia Plus Securities Public Company Limited. This resulted in the company becoming a subsidiary of the Bank and it is included in the consolidated financial statements since December 2004.

Kasikorn Asset Management Company Limited is a company which was registered in the Kingdom of Thailand on March 18, 1992 and is located at 252/6 Muang Thai - Phatra Office Tower 1, Floor 30 - 32, office No. 252/38 - 41, Ratchadaphisek Road, Huaykwang, Bangkok. The company's main businesses are assets and funds management.

Significant intra-group transactions between the Bank and its subsidiaries are eliminated on consolidation.

The consolidated financial statements exclude the financial statements of subsidiaries whose financial statements are not material to the Bank. The financial position and results of operations of subsidiaries, which are not included in the consolidated financial statements, are presented as supplementary information in the accompanying Note 5 to these financial statements.

The consolidated and the Bank only financial statements include the accounts of all branches, domestic and outside Thailand, and of the Bank's International Banking Facility. Interoffice transactions have been eliminated.

3 SIGNIFICANT ACCOUNTING POLICIES

3.1 Cash and Cash Equivalents

Cash and cash equivalents represent cash in hand and cash items in process of collection.

3.2 Recognition of Interest Income

Interest and discount income on loans are recognized on an accrual basis, except when interest payments are in arrears for more than three months when, regardless of collateral, the cash basis is adopted.

Income from hire-purchase agreements is recognized using the sum-of-the digits method.

In compliance with the Bank of Thailand regulation, the Bank reverses accrued interest receivable on loans for which repayments are more than 3 months in arrears.

The asset management subsidiaries recognize interest income on investments in receivables and loans on a cash basis.

Lease income of a subsidiary is recognized as follows:

Income under finance lease agreements is recognized on the basis of installment payments due by using the effective yield method, calculated from the balance of the net investment in each installment. When installment payments are in arrears for more than six months, the cash basis is adopted.

Income under operating lease agreements is recognized on the basis of equal monthly installments. When installment payments are in arrears for more than six months, the cash basis is adopted.

3.3 Recognition of Interest Expense

Interest expense is recognized on an accrual basis.

3.4 Investments

Investments in debt instruments or marketable equity securities classified as trading investments are stated at fair value. Unrealized gains or losses arising from their revaluation are reflected in the statement of income.

Investments in debt instruments or marketable equity securities classified as available-for-sale investments are stated at fair value. Unrealized gains or losses arising from their revaluation are shown as a component of shareholders' equity and realized in the statement of income upon disposal.

Investments in debt instruments classified as held-to-maturity investments are stated at their amortized cost, after deduction of any allowance for impairment.

Premiums and discounts are amortized using the effective interest yield method.

Investments in non-marketable equity securities that are not investments in subsidiaries or associated companies are stated at cost, after deduction of allowance for impairment.

Investments in the receivables are stated at acquisition cost after deducting of the allowance for impairment. When debt restructuring is applied, the balance will be recorded as loan at the fair value, following the transfer of financial asset accounting procedure. The difference between the book value and the fair value is recognized as gain or loss on transfer of financial assets in the statements of income.

In the consolidated and the Bank only financial statements, investments in associated companies are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

In the Bank only financial statements, investments in subsidiaries are accounted for using the equity method, so as to incorporate the Bank's share of profit (loss) and net assets in these companies in the financial statements.

An impairment review for investments is carried out when there is a factor indicating that an investment might be impaired. Losses on impairment for all classifications of investments are charged to the statement of income.

Interest and dividend income from investments is recognized on an accrual basis. Gains or losses on sales of securities are recognized in the statement of income upon disposal.

Interest income from investments in the receivables is recognized by using the effective yield method.

Cost of investments sold is calculated by using the weighted average method.

Investments in marketable equity securities classified as trading investments and available-for-sale investments are stated at fair value based on the last Stock Exchange of Thailand (SET) bid prices as of the end of the period.

Investments in marketable unit trusts classified as trading investments and available-for-sale investments are stated at fair value based on the net assets value as at the end of the period.

Investments in government securities and state enterprise securities guaranteed by the government, and classified as trading investments or available-for-sale investments, are stated at fair value based on the Thai Bond Dealing Centre Government Bond Yield Curve as of the end of the period. State enterprise securities not guaranteed by the government and private debt instruments are stated at fair value based on bid prices from the Thai Bond Dealing Centre as of the end of the period. If not available, the Government Bond Yield for the same period, adjusted by an appropriate risk premium, is used.

3.5 Loans

Except in case of loans effected through overdraft agreements, loans represent only principal amounts. Unearned discounts received in advance are presented as a reduction in loans.

3.6 Allowance for Doubtful Accounts

Allowance for doubtful accounts is determined through methods based on the Bank of Thailand's regulations and based on the Bank's estimated loan loss. The allowance for non-performing loans has been specifically determined by the natures of loans and the related factors such as payment ability, collateral, historical loss and estimated loss, etc. The allowance for performing loans has been assessed based upon general related factors such as historical loss, credit risk, economic conditions and management experience, etc. For corporate loan, the allowance is determined on a case by case basis while the allowance for retail loans is determined on portfolio basis with similar risk characteristics.

With reference to BoT's regulations, the Bank and its asset management companies categorize their loan portfolios into six categories and set minimum reserves based on these categories. The period that a loan is past due is the principal criteria used in classifying a loan. Non-litigated or non-restructured doubtful loans require the set up of an additional allowance by using the number of days past due. Collateral value used in setting up allowance for doubtful accounts depends on collateral type and appraisal period. Allowances for pass and special mention loans are made based on the outstanding debt before deduction of collateral value.

Allowance for doubtful accounts is charged as an expense in each accounting period.

Bad debts written off or recovered are recorded as charges or credits, respectively, to the allowance for doubtful accounts.

Before the third quarter of 2005 the Bank set normalized provisioning at the rate of 0.5% of total loans, which has already reached the policy target since the second quarter of 2005. In the third quarter of 2005, the Bank removed the normalized provisioning policy and transferred its outstanding amount to be included in the allowance for doubtful accounts.

3.7 Troubled Debt Restructuring

The Bank and asset management subsidiaries record foreclosed assets acquired from troubled debt restructuring at fair value up to the legal claim for the debt, including interest receivable. Where restructuring a loan involves modification of its terms, the present value of the expected future cash collections is calculated by using discount rates equivalent to the market rates of interest at the time of restructuring. The difference between the present value of the future cash flows expected to be received and the outstanding balances of investment in loans is recorded in the revaluation allowance for debt restructuring. This revaluation allowance for debt restructuring is amortized to the statement of income according to the amounts received over the remaining period of the debt-restructuring contracts except for restructured loans with high probability of default on their contractual obligations and agreement. In this case the Bank will stop amortizing to the statement of income. The recognition in the statement of income occurs when such risk is eliminated.

3.8 Properties Foreclosed

Properties foreclosed are recorded at the lower of market value or the amount of the legal claim on the related debt, including interest receivable. The market value is estimated by using the latest appraisal value after deduction of estimated disposal expenses and holding cost.

Losses on impairment are charged to the statement of income. Gains or losses on disposal of properties foreclosed are recorded as other income or expenses upon disposal.

3.9 Premises and Equipment and Depreciation

Premises and equipment are stated at cost less accumulated depreciation and impairment losses.

- Revalued assets

Land and buildings revaluations are performed by independent professional appraisers according to the Bank of Thailand's criteria with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the balance sheet date.

When an asset's carrying amount is increased as a result of a revaluation, the increase is credited directly to equity under the heading of revaluation surplus. However, a revaluation increase is recognized as income to the extent that it reverses a revaluation decrease of the same asset previously recognized as an expense.

When an asset's carrying amount is decreased as a result of a revaluation, the decrease is recognized as an expense. However, a revaluation decrease is charged directly against any related revaluation surplus to the extent that the decrease does not exceed the amount held in the revaluation surplus in respect of that same asset.

Upon disposal, any restated revaluation surplus is transferred directly from the revaluation reserve to retained earnings.

- Leased assets

Leases in terms of which the subsidiaries substantially assume all the risk and rewards of ownership are classified as finance leases. Equipment acquired by way of finance leases is capitalized at the lower of its fair value and the present value of the minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the statements of income.

- Subsequent expenditure

Subsequent expenditure relating to an item of property, plant and equipment is added to the carrying amount of the asset when it is probable that the future economic benefits in excess of the originally assessed standard of performance of the existing asset will flow to the Bank and its subsidiaries. All other subsequent expenditure is recognized as an expense in the period in which it is incurred.

- Depreciation

Depreciation is charged to the income statement over the estimated useful lives of each part of an item of premises and equipment.

Depreciation on buildings acquired before July 1996 is computed using the declining-balance method. Depreciation on buildings acquired after July 1996 and on equipment is computed using the straight-line method. The estimated useful lives are as follows:

Buildings	50 years
Equipment	5-15 years

Gains or losses on disposal of premises and equipment are recorded as other income or expense upon disposal.

3.10 Intangible Assets

- Goodwill

Goodwill arising on acquisition represents the excess of the cost of acquisition over the fair value of the Bank's share of the identifiable net assets acquired. Negative goodwill arising on acquisition represents the excess of the fair value of the Bank's share of the identifiable net assets acquired over the cost of acquisition.

Goodwill and negative goodwill are stated at cost less accumulated amortization and impairment losses. Goodwill and negative goodwill arising on acquisition of shares in subsidiaries and associates in the Company's separate financial statements are included in investments.

- Other intangible assets

Other intangible assets are stated at cost less accumulated amortization and impairment losses.

- Amortization

Amortization is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets unless such lives are indefinite. Intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date. Goodwill, negative goodwill and other intangible assets are amortized from the date they are available for use. The estimated useful lives are as follows:

Goodwill	10 years
Leasehold rights	Over the lease periods
Software licenses	5-10 years
Deferred underwriting license fee and deferred stock exchange membership fee	5 years

3.11 Income Tax

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date.

3.12 Translation of Foreign Currencies

Assets, liabilities and forward contracts denominated in foreign currencies are translated into Baht at the rates of exchange prevailing on the dates of the transactions. Assets, liabilities and forward contracts denominated in foreign currencies at the end of the period are translated into Baht at the reference rates announced by the BoT on that date.

Exchange gains or losses on translation and on transactions in foreign currencies are included in revenues and expenses for the period.

3.13 Derivatives

Forward Exchange Contracts

For hedging transactions, the difference between the forward rate and the spot rate on the date of entering into a forward exchange contract is amortized to the statement of income over the period of the contract.

Trading transactions are carried at fair value using the Mark-to-Market approach. Gains or losses resulting from changes in fair values are included in revenues and expenses for the period.

Cross Currency Swaps and Interest Rate Swaps

The accounting for these derivative transactions depends on their purpose:

1. Hedging of the Bank's Exposure to Financial Risks

   Derivative contracts are recorded off-balance sheet. Revenues, expenses and gains or losses resulting from changes in the fair values of contracts are recognized in accordance with the standard accounting treatment for revenues, expenses, gains or losses on underlying assets, liabilities or other financial obligations as follows:

   Where gains or losses on the underlying transactions are recorded based on fair value, losses or gains on derivative transactions used as the hedge are recognized based on fair value throughout the corresponding hedging period.

   Where gains or losses on the underlying transactions are recorded on an accrual basis, losses or gains on derivative transactions used as a hedge are also recognized on an accrual basis over the period of the contracts.

2. Trading

   Mark-to-market accounting is applied to trading transactions. Hence, traded derivative transactions are carried at their fair values. Gains or losses resulting from changes in fair values are recognized in the income statement and included as part of gain on exchange.

3.14 Staff Retirement Fund

Staff members are entitled to retirement pay upon termination of employment depending upon length of service and other conditions. It is management's policy to contribute an appropriate amount to the Fund each period.

3.15 Provident Fund

The Bank established a provident fund under the Provident Fund Act (B.E. 2530), and registered this Fund with the Ministry of Finance on August 16, 1994.

According to the Fund's Articles, every employee is entitled to apply for membership, and each member must contribute to the Fund at the rate of 3% of their basic salary, while the Bank contributes an additional 3.0 - 4.5%. Upon termination of employment, employees are entitled to receive this benefit except when terminated "without compensation".

3.16 Basic Earnings per Share

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares in issue during the period.

There is no diluting effect on earnings per share that might result from an assumed exercise of warrants.

3.17 Use of Accounting Estimates

In order to prepare financial statements in conformity with generally accepted accounting standards in Thailand, management needs to make estimates and set assumptions that affect income, expenditure, assets and liabilities in order to disclose information on the valuation of assets, liabilities and contingent liabilities. Actual outcomes may, therefore, differ from the estimates used.

The estimates and underlying assumptions used in the preparation of these financial statements are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

4 SUPPLEMENTARY INFORMATION

Non-cash items are as follows:

The Bank and its subsidiaries have provided for a revaluation deficit on investments and have presented it as a change in shareholders' equity for each of the nine-month periods ended September 30, as follows:

	(Million Baht)	
	Consolidated and The Bank	
	2005	2004
Revaluation deficit on investments	(1,158)	(1,197)

For each of the nine-month periods ended September 30, 2005 and 2004, the Bank recognized the realized portion of the appraised surplus on asset revaluation amounting to Baht 111 million and Baht 106 million, respectively, by transferring these amounts to retained earnings from appraisal surplus on asset revaluation.

For each of the nine-month periods ended September 30, 2005 and 2004, the Bank and its subsidiaries received foreclosed properties arising from debt settlement amounting to Baht 640 million and Baht 1,137 million, respectively on a consolidated basis and Baht 470 million and Baht 709 million, respectively for the Bank only.

For each of the nine-month periods ended September 30, 2005 and 2004, the Bank transferred sub-quality assets to Thai Assets Management Corporation (TAMC) amounting to Baht 10 million and Baht 61 million, respectively and in return received non-transferable promissory notes from TAMC, which have been included in investments in held-to-maturity debt instruments (Note 5).

5 INVESTMENTS

Investments consisted of:

(Million Baht)

	Consolidated September 30, 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	1,250	-	(10)	1,240
1.1.2 Private enterprise debt instruments	23	-	(1)	22
Total	1,273	-	(11)	1,262
Less Allowance for revaluation	(11)			-
Total	1,262			1,262
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	13,243	23	(354)	12,912
1.2.2 Private enterprise debt instruments	598	1	(3)	596
1.2.3 Foreign debt instruments	10,183	2	(14)	10,171
1.2.4 Marketable equity securities - domestic	1,161	277	(578)	860
1.2.5 Others	50	1	(23)	28
Total	25,235	304	(972)	24,567
Less Allowance for revaluation	(113)			-
Less Allowance for impairment	(555)			-
Total	24,567			24,567
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	13,294	41	(4)	13,331
1.3.2 Private enterprises debt instruments	17	-	(3)	14
1.3.3 Foreign debt instruments	9,765	-	(96)	9,669
Total	23,076	41	(103)	23,014
Less Allowance for impairment	(3)			-
Total	23,073			23,014
Total Current Investments - net	48,902			48,843

(Million Baht)

	Consolidated September 30, 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	16,462	50	(314)	16,198
2.1.2 Private enterprise debt instruments	1,471	12	(28)	1,455
2.1.3 Foreign debt instruments	7,822	29	(38)	7,813
2.1.4 Marketable equity securities - domestic	164	195	-	359
2.1.5 Others	45	1	-	46
Total	25,964	287	(380)	25,871
Less Allowance for revaluation	(93)			-
Total	25,871			25,871
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	11,566	61	(644)	10,983
2.2.2 Private enterprises debt instruments	992	-	(786)	206
2.2.3 Foreign debt instruments	3,709	5	(15)	3,699
Total	16,267	66	(1,445)	14,888
Less Allowance for impairment	(1,245)			-
Total	15,022			14,888
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,166	-	(784)	2,382
2.3.2 Non-marketable equity securities -overseas	419	-	(312)	107
2.3.3 Investments in receivables	3,778	-	(106)	3,672
Total	7,363	-	(1,202)	6,161
Less Allowance for impairment	(1,202)			-
Total	6,161			6,161
Total Long-term Investments - net	47,054			46,920

(Million Baht)

	Consolidated			
	December 31, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprise securities	1,312	3	-	1,315
Add Allowance for revaluation	3			-
Total	1,315			1,315
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	14,409	113	(210)	14,312
1.2.2 Private enterprise debt instruments	324	-	(3)	321
1.2.3 Foreign debt instruments	9,458	12	(1)	9,469
1.2.4 Marketable equity securities - domestic	1,055	565	(572)	1,048
1.2.5 Others	100	-	(48)	52
Total	25,346	690	(834)	25,202
Add Allowance for revaluation	462			-
Less Allowance for impairment	(606)			-
Total	25,202			25,202
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	4,624	12	(1)	4,635
1.3.2 Private enterprises debt instruments	4	-	(4)	-
1.3.3 Foreign debt instruments	2,210	-	(37)	2,173
Total	6,838	12	(42)	6,808
Less Allowance for impairment	(30)			-
Total	6,808			6,808
Total Current Investments - net	33,325			33,325

(Million Baht)

	Consolidated December 31, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprise securities	21,791	210	(119)	21,882
2.1.2 Private enterprise debt instruments	2,522	9	(31)	2,500
2.1.3 Foreign debt instruments	14,643	105	(35)	14,713
2.1.4 Marketable equity securities - domestic	247	353	(1)	599
2.1.5 Others	59	1	-	60
Total	39,262	678	(186)	39,754
Add Allowance for revaluation	492			-
Total	39,754			39,754
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	21,798	359	(488)	21,669
2.2.2 Private enterprises debt instruments	1,061	-	(787)	274
2.2.3 Foreign debt instruments	11,428	19	(84)	11,363
Total	34,287	378	(1,359)	33,306
Less Allowance for impairment	(1,205)			-
Total	33,082			33,306
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,857	-	(813)	2,044
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
2.3.3 Investments in receivables	3,356	-	(1,984)	1,372
Total	6,632	-	(3,120)	3,512
Less Allowance for impairment	(3,120)			-
Total	3,512			3,512
Total Long-term Investments - net	76,348			76,572

(Million Baht)

	The Bank			
	September 30, 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	1,250	-	(10)	1,240
1.1.2 Private enterprises debt instruments	23	-	(1)	22
Total	1,273	-	(11)	1,262
Less Allowance for revaluation	(11)			-
Total	1,262			1,262
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	13,243	23	(354)	12,912
1.2.2 Private enterprises debt instruments	598	1	(3)	596
1.2.3 Foreign debt instruments	10,183	2	(14)	10,171
1.2.4 Marketable equity securities - domestic	1,161	277	(578)	860
1.2.5 Others	50	1	(23)	28
Total	25,235	304	(972)	24,567
Less Allowance for revaluation	(113)			-
Less Allowance for impairment	(555)			-
Total	24,567			24,567
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	12,407	42	(1)	12,448
1.3.2 Private enterprises debt instruments	17	-	(3)	14
1.3.3 Foreign debt instruments	9,765	-	(96)	9,669
Total	22,189	42	(100)	22,131
Less Allowance for impairment	(3)			-
Total	22,186			22,131
Total Current Investments - net	48,015			47,960

(Million Baht)

	The Bank			
	September 30, 2005			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	16,462	50	(314)	16,198
2.1.2 Private enterprises debt instruments	1,471	12	(28)	1,455
2.1.3 Foreign debt instruments	7,822	29	(38)	7,813
2.1.4 Marketable equity securities - domestic	164	195	-	359
2.1.5 Others	45	1	-	46
Total	25,964	287	(380)	25,871
Less Allowance for revaluation	(93)			-
Total	25,871			25,871
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	11,498	62	(643)	10,917
2.2.2 Private enterprises debt instruments	992	-	(786)	206
2.2.3 Foreign debt instruments	3,709	5	(15)	3,699
Total	16,199	67	(1,444)	14,822
Less Allowance for impairment	(1,245)			-
Total	14,954			14,822
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	3,127	-	(756)	2,371
2.3.2 Non-marketable equity securities -overseas	419	-	(312)	107
2.3.3 Investments in receivables	2,336	-	(28)	2,308
Total	5,882	-	(1,096)	4,786
Less Allowance for impairment	(1,096)			-
Total	4,786			4,786
Total Long-term Investments - net	45,611			45,479

(Million Baht)

	The Bank			
	December 31, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	1,312	3	-	1,315
Add Allowance for revaluation	3			-
Total	1,315			1,315
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	14,409	113	(210)	14,312
1.2.2 Private enterprises debt instruments	324	-	(3)	321
1.2.3 Foreign debt instruments	9,458	12	(1)	9,469
1.2.4 Marketable equity securities - domestic	1,055	565	(572)	1,048
1.2.5 Others	100	-	(48)	52
Total	25,346	690	(834)	25,202
Add Allowance for revaluation	462			-
Less Allowance for impairment	(606)			-
Total	25,202			25,202
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,957	9	-	2,966
1.3.2 Private enterprises debt instruments	4	-	(4)	-
1.3.3 Foreign debt instruments	2,210	-	(37)	2,173
Total	5,171	9	(41)	5,139
Less Allowance for impairment	(30)			-
Total	5,141			5,139
Total Current Investments - net	31,658			31,656

(Million Baht)

	The Bank			
	December 31, 2004			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	21,791	210	(119)	21,882
2.1.2 Private enterprises debt instruments	2,522	9	(31)	2,500
2.1.3 Foreign debt instruments	14,643	105	(35)	14,713
2.1.4 Marketable equity securities - domestic	136	277	-	413
2.1.5 Others	59	1	-	60
Total	39,151	602	(185)	39,568
Add Allowance for revaluation	417			-
Total	39,568			39,568
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	21,727	358	(488)	21,597
2.2.2 Private enterprises debt instruments	1,061	-	(787)	274
2.2.3 Foreign debt instruments	11,428	19	(84)	11,363
Total	34,216	377	(1,359)	33,234
Less Allowance for impairment	(1,205)			-
Total	33,011			33,234
2.3 General investments				
2.3.1 Non-marketable equity securities -domestic	2,819	-	(798)	2,021
2.3.2 Non-marketable equity securities -overseas	419	-	(323)	96
Total	3,238	-	(1,121)	2,117
Less Allowance for impairment	(1,121)			-
Total	2,117			2,117
Total Long-term Investments - net	74,696			74,919

As of September 30, 2005 and December 31, 2004, investments in held-to-maturity debt instruments, which are government or state enterprise securities, included promissory notes from TAMC of Baht 5,801 million and Baht 3,668 million, respectively, and the right to receive promissory notes from TAMC of Baht 10 million and Baht 2,658 million, respectively.

Gain (loss) on investments presented in the statement of income consisted of:

(Million Baht)

	Consolidated		The Bank	
	For each of the Three-Month Periods Ended September 30,		For each of the Three-Month Periods Ended September 30	
	2005	2004	2005	2004
Gain on disposal of investments				
Held for trading investments	6	33	6	33
Available-for-sale investments	194	84	194	84
General investments	1	1	-	-
Investments in receivables	-	1	-	-
Total	201	119	200	117
Loss on disposal of investments				
Held for trading investments	(81)	(23)	(81)	(23)
Available-for-sale investments	(75)	(105)	(75)	(105)
General investments	-	(84)	-	(84)
Total	(156)	(212)	(156)	(212)
Gain from revaluation	5	19	5	19
(Loss) gain reversal on impairment				
Investments in securities	(9)	137	3	68
Investments in receivables	(7)	50	(7)	-
Total	(16)	187	(4)	68
Total Gain(Loss) on Investments	34	113	45	(8)

(Million Baht)

	Consolidated		The Bank	
	For each of the Nine-Month Periods Ended September 30,		For each of the Nine-Month Periods Ended September 30	
	2005	2004	2005	2004
Gain on disposal of investments				
Held for trading investments	63	83	63	83
Available-for-sale investments	440	935	344	935
Held-to-maturity debt	1	2	1	2
General investments	11	7	11	6
Investments in receivables	-	13	-	-
Total	515	1,040	419	1,026
Loss on disposal of investments				
Held for trading investments	(85)	(70)	(85)	(70)
Available-for-sale investments	(196)	(259)	(196)	(259)
General investments	(21)	(84)	(21)	(84)
Total	(302)	(413)	(302)	(413)
Loss from revaluation	(13)	(30)	(13)	(30)
Gain (loss) reversal on impairment				
Investments in securities	170	167	181	74
Investments in receivables	(28)	-	(28)	-
Total	142	167	153	74
Total Gain on Investments	342	764	257	657

Revaluation (deficit) surplus on investments consisted of:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Revaluation (deficit) surplus on investments				
Debt instruments	(635)	49	(635)	49
Equity securities	428	903	428	829
Share of revaluation surplus in subsidiaries and associated companies using the equity method	-	-	-	74
Total	(207)	952	(207)	952

A maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated							
	September 30, 2005				December 31, 2004			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	7,898	17,101	4,706	29,705	5,524	25,164	5,512	36,200
1.2 Private enterprise debt instruments	558	1,511	-	2,069	287	2,559	-	2,846
1.3 Foreign debt instruments	10,183	4,902	2,920	18,005	9,458	10,809	3,834	24,101
Total	18,639	23,514	7,626	49,779	15,269	38,532	9,346	63,147
(Less)Add Allowance for revaluation	(43)	(304)	(287)	(634)	19	126	(95)	50
Total	18,596	23,210	7,339	49,145	15,288	38,658	9,251	63,197
2. Held-to-maturity debt Instruments								
2.1 Government and state enterprise securities	13,295	5,765	5,800	24,860	4,624	15,472	6,326	26,422
2.2 Private enterprise debt instruments	17	209	783	1,009	4	278	783	1,065
2.3 Foreign debt instruments	9,765	3,709	-	13,474	2,210	11,428	-	13,638
Total	23,077	9,683	6,583	39,343	6,838	27,178	7,109	41,125
Less Allowance for impairment	(3)	-	(1,245)	(1,248)	(30)	-	(1,205)	(1,235)
Total	23,074	9,683	5,338	38,095	6,808	27,178	5,904	39,890
Total Debt Instruments	41,670	32,893	12,677	87,240	22,096	65,836	15,155	103,087

(Million Baht)

	The Bank							
	September 30, 2005				December 31, 2004			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	7,898	17,101	4,706	29,705	5,524	25,164	5,512	36,200
1.2 Private enterprise debt instruments	558	1,511	-	2,069	287	2,559	-	2,846
1.3 Foreign debt instruments	10,183	4,902	2,920	18,005	9,458	10,809	3,834	24,101
Total	18,639	23,514	7,626	49,779	15,269	38,532	9,346	63,147
(Less)Add Allowance for revaluation	(43)	(304)	(287)	(634)	19	126	(95)	50
Total	18,596	23,210	7,339	49,145	15,288	38,658	9,251	63,197
2. Held-to-maturity debt instruments								
2.1 Government and state enterprise securities	12,408	5,697	5,800	23,905	2,957	15,401	6,326	24,684
2.2 Private enterprise debt instruments	17	209	783	1,009	4	278	783	1,065
2.3 Foreign debt instruments	9,765	3,709	-	13,474	2,210	11,428	-	13,638
Total	22,190	9,615	6,583	38,388	5,171	27,107	7,109	39,387
Less Allowance for impairment	(3)	-	(1,245)	(1,248)	(30)	-	(1,205)	(1,235)
Total	22,187	9,615	5,338	37,140	5,141	27,107	5,904	38,152
Total Debt Instruments	40,783	32,825	12,677	86,285	20,429	65,765	15,155	101,349

Investments held by the Bank and its subsidiaries in financial institutions that were closed on December 8, 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting or investments in receivables with uncertainty in settlement or in default, were as follows:

(Million Baht)

	Consolidated						
	September 30, 2005						
	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	7	93	200	5	6	-	(288)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	928	493	-	2	37	(1,378)
4. Investment in receivables with uncertainty in settlement or in default	3,313	-	-	3,208	-	-	(105)
Total	3,320	1,022	824	3,213	8	37	(1,903)

(Million Baht)

Consolidated

December 31, 2004

	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	-	121	200	-	14	-	(309)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	967	452	-	2	-	(1,417)
4. Investment in receivables with uncertainty in settlement or in default	3,356	-	-	1,372	-	-	(1,984)
Total	3,356	1,089	783	1,372	16	-	(3,842)

(Million Baht)

The Bank

September 30, 2005

	Cost Value / Book Value			Fair Value			
	Investments In Receivables	Equity Securities	Debt Instruments	Investments In Receivables	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	-	1	131	-	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	7	93	200	5	6	-	(288)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	-	928	493	-	2	37	(1,378)
4. Investment in receivables with uncertainty in settlement or in default	1,872	-	-	1,845	-	-	(27)
Total	1,879	1,022	824	1,850	8	37	(1,825)

(Million Baht)

The Bank

December 31, 2004

	Cost Value / Book Value		Fair Value		
	Equity Securities	Debt Instruments	Equity Securities	Debt Instruments	Allowance for Impairment
1. Closed financial institutions	1	131	-	-	(132)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments	121	200	14	-	(309)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting	967	452	2	-	(1,417)
Total	1,089	783	16	-	(1,858)

Investments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

				Consolidated				The Bank			
				Investments				Investments			
	Type of Business	% Shareholding		Cost method		Equity method		Cost method		Equity method	
		September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Phethai Asset Management											
Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,998	5,998	3,905	3,659
Ploy Asset Management Co., Ltd.	Asset Management	99.99%	99.99%	-	-	-	-	5,000	5,000	2,911	2,938
Progress Land and Buildings	Property										
Co., Ltd.	Development	99.99%	99.99%	-	-	-	-	1,122	1,700	922	1,374
Kanpai Co., Ltd.	Service	99.99%	99.99%	21	21	73	54	21	21	73	54
Progress Plus Co., Ltd.	Service	99.99%	99.99%	4	4	23	26	4	4	23	26
Kasikorn Factoring Co., Ltd.	Lending	99.99%	99.99%	-	-	-	-	237	237	364	304
Kasikorn Research Center											
Co., Ltd.	Service	99.99%	99.99%	-	3	-	21	6	3	20	21
Progress Facilities Management											
Co., Ltd.	Service	99.99%	99.99%	5	5	15	16	5	5	15	16
Progress Management Co., Ltd.	Service	99.99%	99.99%	6	6	15	11	6	6	15	11
Kasikorn Leasing Co., Ltd.	Service	99.99%	99.99%	-	60	-	60	60	60	35	60
Progress Software Co., Ltd.	Service	99.99%	99.99%	18	18	50	45	18	18	50	45
Progress Storage Co., Ltd.	Service	99.98%	99.98%	3	3	15	18	3	3	15	18
Kasikorn Securities Public Co., Ltd.	Securities Business	99.98%	99.91%	-	-	-	-	1,312	1,310	1,229	1,305
Progress Services Co., Ltd.	Service	99.97%	99.97%	2	2	15	26	2	2	15	26
Progress HR Co., Ltd.	Service	99.93%	99.93%	1	1	3	1	1	1	3	1

(Million Baht)

	Type of Business	% Shareholding		Consolidated Investments				The Bank Investments			
				Cost method		Equity method		Cost method		Equity method	
		September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Progress Appraisal Co., Ltd.	Service	99.84%	99.84%	5	5	45	26	5	5	45	26
Kasikorn Asset Management Co., Ltd.	Mutual Fund Management	71.42%	71.42%	-	-	-	-	683	683	604	594
Thai Administration Services Co., Ltd. *	Service	-	51.00%	-	13	-	19	-	13	-	19
Processing Center Co., Ltd.	Service	30.00%	30.00%	3	3	176	160	3	3	176	160
N.C. Associate Co., Ltd.	Trading	28.23%	28.23%	1	1	1	1	1	1	1	1
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	2	3	2	2	2	3
Progress Information Co., Ltd.	Service	20.00%	20.00%	14	14	1	3	14	14	1	3
M. Grand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355	355	44	168	355	355	44	168
E.S. Industries Co., Ltd.	Industry	20.00%	20.00%	11	11	11	11	11	11	11	11
Total				451	527	489	669	14,869	15,455	10,479	10,843
Less Allowance for impairment				(381)	(383)	(56)	(207)	(3,333)	(3,335)	(56)	(207)
Investments in Subsidiaries and Associated Companies - Net				70	144	433	462	11,536	12,120	10,423	10,636

*On January 30, 2005, the Bank has sold investment in Thai Administration Services Co., Ltd.

The recording of investments in subsidiaries and associated companies using the equity method in the financial statements is based on financial information obtained from audited or reviewed financial statements and from management information that has not been audited or reviewed by the auditors.

Investments held by the Bank and its subsidiaries, that comprised more than 10% of those companies' shares and were not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Agricultural and mining	49	48	-	-
Manufacturing and commerce	254	277	254	277
Property development and construction	1,320	1,153	1,320	1,153
Infrastructure and services	28	6	23	1
Others	630	394	630	394
Total	2,281	1,878	2,227	1,825

The financial position and results of operations of the Bank's subsidiaries in the consolidated financial statements based on the reviewed/ audited financial statements are set out below:

Phethai Asset Management Company Limited

Condensed Balance Sheets

	Million Baht	
	September 30, 2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)
ASSETS		
Cash and deposits at financial institution	64	161
Long-term investments - net	39	50
Investments in receivables - net	4,674	4,981
Loans, receivables and accrued interest receivables - net	4,537	4,508
Properties foreclosed - net	4,461	1,124
Equipment - net	4	6
Other assets - net	720	402
Total Assets	14,499	11,232
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institution	10,535	7,440
Other liabilities	59	133
Shareholders' Equity	3,905	3,659
Total Liabilities and Shareholders' Equity	14,499	11,232

Phethai Asset Management Company Limited

Condensed Statements of Income

(Unaudited)

(Reviewed)

	Million Baht			
	For Each of the Three-Month Periods Ended September 30,		For Each of the Nine-Month Periods Ended September 30,	
	2005	2004	2005	2004
Interest and dividend income	103	122	343	441
Interest expense	31	23	80	77
Net income from interest and dividend	72	99	263	364
(Reversal) bad debt and doubtful accounts	(53)	21	(75)	(87)
Loss on debt restructuring	67	302	262	756
Net income (expense) from interest and dividend after (reversal) bad debt and doubtful accounts and loss on debt restructuring	58	(224)	76	(305)
Non-interest income	148	203	393	737
Non-interest expense	51	63	222	229
Net profit (loss)	155	(84)	247	203
Basic earnings (loss) per share (Baht)	0.26	(0.14)	0.41	0.34

Phethai Asset Management Company Limited

Statements of Cash Flows

For Each of the Nine-Month Periods Ended September 30, 2005 and 2004

(Unaudited)

(Reviewed)

	Million Baht	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit	247	203
Add (less) Adjustments to reconcile net profit to net cash from operating activities		
Gain on transfer of financial assets	(267)	(723)
Loss on impairment of investments in receivables	197	84
Reversal of bad debt and doubtful accounts	(75)	(87)
Loss on debt restructuring	262	756
Interest income from amortization of revaluation allowance for debt restructuring	(119)	(246)
Depreciation and amortization	5	4
Gain on disposal of securities for investments	(1)	-
Loss on revaluation of investments in securities	12	-
Loss on impairment of properties foreclosed	90	25
Loss on impairment of assets to be transferred	-	30
Reversal of loss on impairment of other assets	(26)	(41)
Increase(decrease) in accrued interest payables	19	(7)
Decrease in accrued expenses	(26)	(5)
Net profit (loss) from operations before changes in operating assets and liabilities	318	(7)
(Increase) decrease in operating assets		
Investments in receivables	254	279
Loans and receivables	1,115	2,763
Properties foreclosed	(1,856)	56
Other assets	(43)	31
(Decrease) increase in operating liabilities		
Other liabilities	(67)	30
Net Cash (Used in) Provided by Operating Activities	(279)	3,152
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of equipments	-	(2)
Cash received from sale investments	7	-
Net Cash Provided by (Used in) Investing Activities	7	(2)

Phethai Asset Management Company Limited

Statements of Cash Flows (Continued)

For Each of the Nine-Month Periods Ended September 30, 2005 and 2004

(Unaudited)

(Reviewed)

	Million Baht	
	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash received of borrowings from financial institutions	175	-
Cash paid for repayment of borrowings from financial institutions	-	(3,210)
Net Cash Provided by (Used in) Financing Activities	175	(3,210)
Net decrease in cash and cash equivalents	(97)	(60)
Cash and cash equivalents at the beginning of the periods	161	112
Cash and cash equivalents at the end of the periods	64	52
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the periods		
Interest expense	61	84

Ploy Asset Management Company Limited

(During Liquidation)

Condensed Balance Sheets

	Million Baht	
	September 30, 2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited) (Restated)
ASSETS		
Cash and deposits at financial institutions	13	23
Promissory note to related company	2,920	-
Long-term investments – net	-	185
Investments in receivables – net	-	1,372
Loans, receivables and accrued interest receivables – net	-	4,013
Properties foreclosed – net	-	2,973
Leasehold improvement and equipment – net	-	1
Other assets – net	13	87
Total Assets	2,946	8,654
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Borrowings from financial institutions	-	5,665
Other liabilities	-	198
Shareholders' Equity	2,946	2,791
Total Liabilities and Shareholders' Equity	2,946	8,654

Ploy Asset Management Company Limited

(During Liquidation)

Condensed Statements of Income

(Unaudited)

(Reviewed)

	Million Baht			
	For Each of the Three-Month Periods Ended September 30,		For Each of the Nine-Month Periods Ended September 30,	
	2005	2004	2005	2004
Interest and dividend income	8	256	233	711
Interest expense	-	17	13	53
Net income from interest and dividend	8	239	220	658
Reversal of bad debt and doubtful accounts	-	(4)	(182)	(537)
Loss on debt restructuring	-	331	199	1,138
Net income (expense) from interest and dividend after reversal of bad debt and doubtful accounts and loss on debt restructuring	8	(88)	203	57
Non-interest (expense) income	-	33	173	(403)
Non-interest (income) expense	-	(12)	147	54
Net profit (loss)	8	(43)	229	(400)
Basic earnings (loss) per share (Baht)	0.02	(0.09)	0.46	(0.80)

Ploy Asset Management Company Limited

(During Liquidation)

Statements of Cash Flows

For Each of the Nine-Month Periods Ended September 30, 2005 and 2004

(Unaudited)

(Reviewed)

	Million Baht	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net profit (loss)	229	(400)
Add (less) Adjustments to reconcile net profit (loss) to net cash from operating activities		
Gain on investments in securities	(96)	(23)
Loss on transfer of financial assets	-	512
Reversal of bad debt and doubtful accounts	(182)	(537)
Loss on debt restructuring	199	1,138
Interest income from amortization of revaluation allowance for debt restructuring	(159)	(535)
Depreciation and amortization	1	1
Reversal on loss on impairment of investment	-	(69)
Loss on impairment of properties foreclosed	1	58
Reversal of loss on impairment of other assets	-	(2)
Loss from written-off prepaid withholding tax	3	-
Increase in accrued interest receivables	(13)	-
Decrease in accrued interest payables	(5)	(1)
Decrease in accrued expenses	(8)	(5)
Net (loss) profit from operations before changes in operating assets and liabilities	(30)	137
(Increase) decrease in operating assets		
Investments in receivables	2	6
Loans and receivables	219	1,464
Properties foreclosed	2,183	23
Prepaid income tax	(1)	-
Other assets	49	11
Decrease in operating liabilities		
FIDF payable	(182)	-
Other liabilities	(7)	(7)
Net Cash Provided by Operating Activities	2,233	1,634

Ploy Asset Management Company Limited

(During Liquidation)

Statements of Cash Flows (Continued)

For Each of the Nine-Month Periods Ended September 30, 2005 and 2004

(Unaudited)

(Reviewed)

	Million Baht	
	2005	2004
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from disposal of long-term investments	209	116
Purchases of long-term investments	(2)	(1)
Net Cash Provided by Investing Activities	207	115
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayment of borrowing from financial institutions	(2,450)	(1,765)
Net Cash Used in Financing Activities	(2,450)	(1,765)
Net decrease in cash and cash equivalents	(10)	(16)
Cash and cash equivalents at the beginning of the periods	23	84
Cash and cash equivalents at the end of the periods	13	68
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Cash paid during the periods		
Interest expense	17	53
Income tax	1	1

Progress Land and Buildings Company Limited

Condensed Balance Sheets

	Million Baht	
	September 30, 2005	December 31, 2004
	(Unaudited)	(Audited)
	(Reviewed)	
ASSETS		
Cash and deposits at financial institutions	71	109
Investments – net	-	358
Other current assets	6	7
Properties foreclosed – net	517	565
Premises and equipment – net	338	347
Total Assets	932	1,386
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	10	11
Shareholders' equity	922	1,375
Total Liabilities and Shareholders' Equity	932	1,386

Progress Land and Buildings Company Limited

Condensed Statements of Income

(Unaudited)

(Reviewed)

	Million Baht			
	For Each of the Three-Month Periods Ended September 30,		For Each of the Nine-Month Periods Ended September 30,	
	2005	2004	2005	2004
Revenues	10	10	36	28
Expense	-	11	25	10
Net profit (loss)	10	(1)	11	18
Earnings (loss) per share (Baht)	0.61	(0.03)	0.66	0.93

Kasikorn Factoring Company Limited

Condensed Balance Sheets

	Million Baht	
	September 30, 2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)
ASSETS		
Current Assets		
Cash and deposits at financial institutions	64	103
Factoring receivables – net	2,179	2,708
Current portion of finance lease receivables – net	84	107
Current portion of installation receivables – net	22	16
Other current assets	27	16
Non-Current Assets		
Factoring receivables due over one year	127	95
Finance lease receivables – net	72	87
Installment receivables – net	24	34
Other non-current assets	16	16
Total Assets	2,615	3,182
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Short-term loans from financial institutions	1,850	1,700
Accounts payables	1	4
Factoring payables	-	616
Current portion of long-term loan	310	260
Long term loan - net	75	220
Other liabilities	24	88
Shareholders' Equity	355	294
Total Liabilities and Shareholders' Equity	2,615	3,182

Kasikorn Factoring Company Limited

Condensed Statements of Income

(Unaudited)

(Reviewed)

	Million Baht			
	For Each of the Three-Month Periods Ended September 30,		For Each of the Nine-Month periods Ended September 30,	
	2005	2004	2005	2004
Revenues	75	60	208	175
Expense	52	41	147	121
Net profit	23	19	61	54
Earnings per share (Baht)	14.34	11.90	38.26	33.92

Kasikorn Research Center Company Limited

Condensed Balance Sheet

	Million Baht	
	September 30, 2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)
ASSETS		
Cash and cash equivalents	13	18
Other assets	10	5
Total Assets	23	23
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	3	7
Shareholders' Equity	20	16
Total Liabilities and Shareholders' Equity	23	23

Kasikorn Research Center Company Limited

Condensed Statements of Income

(Unaudited)

(Reviewed)

	Million Baht			
	For Each of the Three-Month Periods Ended September 30,		For Each of the Nine-Month Periods Ended September 30,	
	2005	2004	2005	2004
Revenues	17	11	43	35
Expense	14	11	39	35
Net profit	3	-	4	-
Earnings per share (Baht)	34.12	(3.13)	44.61	(2.98)

Kasikorn Leasing Company Limited

Condensed Balance Sheet

	Million Baht	
	September 30, 2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)
ASSETS		
Cash and cash equivalents	21	-
Other assets	148	60
Total Assets	169	60
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	134	-
Shareholders' Equity	35	60
Total Liabilities and Shareholders' Equity	169	60

Kasikorn Leasing Company Limited

Condensed Statements of Income

(Unaudited)

(Reviewed)

	Million Baht	
	For Each of the Three-Month Periods Ended September 30, 2005	For Each of the Nine-Month Periods Ended September 30, 2005
Revenues	1	1
Expense	19	26
Net Loss	(18)	(25)
Loss per share (Baht)	(3.02)	(4.15)

Kasikorn Securities Public Company Limited

Condensed Balance Sheet

	Million Baht	
	September 30, 2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)
ASSETS		
Cash and cash equivalents	248	2
Investments – net	349	760
Other assets	485	10
Total Assets	1,082	772
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	354	3
Shareholders' Equity	728	769
Total Liabilities and Shareholders' Equity	1,082	772

Kasikorn Securities Public Company Limited

Condensed Statements of Income

(Unaudited)

(Reviewed)

	Million Baht	
	For Each of the Three-Month Periods Ended September 30, 2005	For Each of the Nine-Month Periods Ended September 30, 2005
Revenues	11	17
Expense	33	59
Net Loss	(22)	(42)
Loss per share (Baht)	(0.37)	(0.70)

Kasikorn Asset Management Company Limited

Condensed Balance Sheets

	Million Baht	
	September 30, 2005 (Unaudited) (Reviewed)	December 31, 2004 (Audited)
ASSETS		
Cash and cash equivalents	55	83
Investments – net	614	627
Fee receivables	108	81
Premises and equipment – net	150	162
Properties foreclosed – net	1	1
Other assets	298	338
Total Assets	1,226	1,292
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities	142	166
Shareholders' Equity	1,084	1,126
Total Liabilities and Shareholders' Equity	1,226	1,292

Kasikorn Asset Management Company Limited

Condensed Statements of Income

(Unaudited)

(Reviewed)

	Million Baht			
	For Each of the Three-Month Periods Ended September 30,		For Each of the Nine-Month Periods Ended September 30,	
	2005	2004	2005	2004
Revenues	235	191	660	578
Expense	171	139	493	419
Net profit	64	52	167	159
Earnings per share (Baht)	2.37	1.94	6.15	5.86

The summary of financial position and results of operations of its subsidiaries, which are not included in the consolidated financial statements, are as follows:

(Million Baht)

	Balance Sheets					
	September 30, 2005 (Unaudited) (Reviewed)			December 31, 2004 (Audited)		
	Total Assets	Total Liabilities	Shareholders' Equity	Total Assets	Total Liabilities	Shareholders' Equity
Kanpai Co., Ltd.	153	80	73	134	79	55
Progress Plus Co., Ltd.	38	15	23	59	33	26
Progress Facilities Management Co., Ltd.	24	9	15	25	9	16
Progress Services Co., Ltd.	22	7	15	33	6	27
Progress Management Co., Ltd.	18	3	15	17	6	11
Progress Storage Co., Ltd.	17	2	15	20	2	18
Progress Appraisal Co., Ltd.	62	17	45	48	21	27
Progress Software Co., Ltd.	72	21	51	65	20	45
Progress H R Co., Ltd.	6	3	3	1	-	1
Thai Administration Services Co., Ltd.*	-	-	-	91	54	37
	412	157	255	493	230	263

*On January 30, 2005, the Bank has sold investment in Thai Administration Services Co., Ltd.

(Million Baht except for Earnings (Loss) per Share)

Statements of Income

For Each of the Three-Month Periods Ended September 30,

	2005				2004			
	(Unaudited) (Reviewed)							
	Revenue	Expenses	Net Profit	Earnings (loss) per Share (Baht)	Revenue	Expenses	Net Profit	Earnings per Share (Baht)
Kanpai Co., Ltd.	56	49	7	33.49	41	35	6	32.56
Progress Plus Co., Ltd.	31	31	-	(1.25)	71	68	3	13.25
Progress Facilities Management Co., Ltd.	17	16	1	15.70	15	14	1	34.31
Progress Services Co., Ltd.	39	36	3	124.16	36	34	2	123.35
Progress Management Co., Ltd.	10	9	1	15.33	8	8	-	1.88
Progress Storage Co., Ltd.	8	6	2	73.39	6	4	2	52.78
Progress Appraisal Co., Ltd.	48	40	8	1,498.70	36	31	5	1,064.86
Progress Software Co., Ltd.	42	39	3	25.82	21	20	1	10.32
Progress H R Co., Ltd.	47	46	1	123.04	-	-	-	-
Thai Administration Services Co., Ltd.*	-	-	-	-	24	22	2	0.14
	298	272	26		258	236	22	

(Million Baht except for Earnings per Share)

Statements of Income

For Each of the Nine-Month Periods Ended September 30,

	2005				2004			
	(Unaudited) (Reviewed)							
	Revenue	Expenses	Net Profit	Earnings per Share(Baht)	Revenue	Expenses	Net Profit	Earnings per Share(Baht)
Kanpai Co., Ltd.	165	138	27	134.78	119	103	16	80.75
Progress Plus Co., Ltd.	97	97	-	0.56	273	261	12	51.38
Progress Facilities Management Co., Ltd.	51	47	4	77.55	43	40	3	66.29
Progress Services Co., Ltd.	116	108	8	393.49	106	99	7	368.27
Progress Management Co., Ltd.	30	27	3	54.11	25	23	2	29.90
Progress Storage Co., Ltd.	24	17	7	244.12	18	12	6	195.36
Progress Appraisal Co., Ltd.	129	112	17	3,384.39	111	97	14	2,856.56
Progress Software Co., Ltd.	109	98	11	106.11	64	62	2	17.86
Progress H R Co., Ltd.	123	121	2	221.50	-	-	-	-
Thai Administration Services Co., Ltd.*	-	-	-	-	70	62	8	0.78
	844	765	79		829	759	70	

*On January 30, 2005, the Bank has sold investment in Thai Administration Services Co., Ltd.

6 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and accrued interest receivables classified by Account status

(Million Baht)

	Consolidated September 30, 2005			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	547,030	209,121	1	5,494*
Special Mention	5,886	950	2	117
Sub-Standard	4,575	883	20	177
Doubtful	12,766	5,309	50	2,655
Doubtful of Loss	43,356	15,770	100	15,824**
Allowance established in excess of BOT regulations	-	-		11,496
	613,613	232,033		35,763
Kasikorn Factoring Co., Ltd.	2,592	2,482		83
Total	616,205	234,515		35,846

(Million Baht)

	Consolidated December 31, 2004			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	512,469	171,697	1	5,692*
Special Mention	6,283	1,377	2	191
Sub-Standard	8,445	3,807	20	761
Doubtful	12,003	3,271	50	1,635
Doubtful of Loss	53,389	18,598	100	18,928**
Allowance established in excess of BOT regulations	-	-		14,182
	592,589	198,750		41,389
Kasikorn Factoring Co., Ltd.	2,455	2,455		79
Total	595,044	201,205		41,468

* Includes the allowance for doubtful accounts of two asset management companies as per the BoT's audit result, which is transferred from the allowance provided in excess of the BoT regulations.

** Includes the allowance for doubtful accounts provided by using number of past due days for non-litigated or non restructured loans in accordance with the BoT regulations.

(Million Baht)

	The Bank September 30, 2005			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	553,413	217,805	1	5,534
Special Mention	4,889	867	2	98
Sub-Standard	4,575	883	20	177
Doubtful	12,766	5,309	50	2,655
Doubtful of Loss	30,970	10,245	100	10,298**
Allowance established in excess of BOT regulations	-	-		8,752
Total	606,613	235,109		27,514

(Million Baht)

	The Bank December 31, 2004			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value	% Used for Calculating The Allowance	Allowance for Doubtful Accounts
Pass	517,189	181,668	1	5,175
Special Mention	5,012	957	2	100
Sub-Standard	8,445	3,807	20	761
Doubtful	12,003	3,271	50	1,635
Doubtful of Loss	36,786	11,560	100	11,831**
Allowance established in Excess of BOT regulations	-	-		9,866
Total	579,435	201,263		29,368

** Includes the allowance for doubtful accounts provided by using number of past due days for non-litigated or non restructured loans in accordance with the BoT regulations.

Non-performing loans (NPL)

According to the BoT's directive dated January 16, 2003, effective for financial statements ended December 31, 2002, non-performing loans (NPL) were redefined as sub-quality loans, being outstanding loans of sub-standard, doubtful and loss loan accounts in accordance with the BoT's guidelines. This included fully-provisioned loans which had previously been written-off.

As of September 30, 2005 and December 31, 2004, non-performing loans (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	September 30, 2005			
	The Bank	Phethai – AMC (Original principal)	Kasikorn Leasing	The Bank and Subsidiaries
Non-performing loans	47,970	11,912	-	59,882
Total loans used for NPL ratio calculation [1]	614,188	15,942	123	620,718 [2]
Percentage of total loans	7.81	74.72	-	9.65

(Million Baht)

	December 31, 2004			
	The Bank	Phethai - AMC (Original principal)	Ploy - AMC	The Bank and AMC
Non-performing loans	56,870	14,407	1,532	72,809
Total loans used for NPL ratio calculation [1]	579,885	19,002	7,939	591,901 [2]
Percentage of total loans	9.81	75.82	19.31	12.30

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[2] Excluding loans to subsidiaries, as of September 30, 2005 and December 31, 2004 amounting to Baht 9,535 million and Baht 14,925 million, respectively.

Non-accrual loans (including financial institutions) were as follows:

(Million Baht)

	September 30, 2005				
	The Bank	Phethai – AMC (Original principals)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	63,446	15,942	53	-	79,441
Total loans used for ratio Calculation*	614,188	15,942	2,592	123	623,310**
Percentage of total loans	10.33	100.00	2.05	-	12.75

(Million Baht)

	December 31, 2004				
	The Bank	Phethai – AMC (Original principals)	Ploy – AMC	Kasikorn Factoring	The Bank and Subsidiaries
Non-accrual loans	71,353	19,002	7,939	55	98,349
Total loans used for ratio Calculation*	579,885	19,002	7,939	2,455	594,356**
Percentage of total loans	12.31	100.00	100.00	2.23	16.55

* Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

** Excluding loans to subsidiaries, as of September 30, 2005 and December 31, 2004 amounting to Baht 9,535 million and Baht 14,925 million, respectively.

Loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated					
	September 30, 2005			December 31, 2004		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	1,525	497	441	1,499	834	274

(Million Baht)

	The Bank					
	September 30, 2005			December 31, 2004		
	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivables	Collateral Value	Allowance for Doubtful Accounts
Listed companies meet SET's criteria for delisting	1,480	497	397	1,148	530	227

The outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

	September 30, 2005			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	7,615
Kasikorn Factoring Co., Ltd.	Bills	2-6 Months	Money Market Rate + Spread 1% at least	1,435
	Loans	1-3 Years	Fixed Rate	385
Kasikorn Leasing Co., Ltd.	Bills	5 Days	Money Market Rate	40
	Loans	18-48 Months	Fixed Rate	60

(Million Baht)

	December 31, 2004			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	7,440
Ploy Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	5,665
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	1,340
	Loans	3 Years	Fixed Rate	480

Transferring of Sub-Standard Quality Assets to Thai Assets Management Corporation (TAMC)

In accordance with the Emergency Decree on the Thai Assets Management Corporation B.E. 2544, on October 12, 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of December 31, 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within seven days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable1-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from July 1, 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits.

For each of the nine-month periods ended September 30, 2005 and 2004, the Bank transferred to TAMC sub-quality assets relating to 1 borrower and 4 borrowers with a gross book value (as of their transfer dates) of Baht 13 million and Baht 61 million, respectively (up to September 30, 2005 totaling Baht 14,551 million). The estimated total transfer price was Baht 10 million and Baht 61 million (up to September 30, 2005 totaling Baht 10,118 million). As of September 30, 2005, the Bank received promissory notes from TAMC of Baht 10,108 million and TAMC is examining the remaining assets of Baht 10 million and will confirm the transfer price in order to issue notes to the Bank within the aforementioned timeframe.

7 TROUBLED DEBT RESTRUCTURING

For each of the nine-month periods ended September 30, 2005 and 2004, the Bank and its subsidiaries (Phethai - AMC and Ploy - AMC) engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2005		2004		2005		2004	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring
Debt restructuring contracts that incurred losses	1,934	15,538	3,974	23,668	1,608	10,980	3,375	12,786
Debt restructuring contracts that incurred no losses	10,946	16,744	11,303	22,349	10,731	15,667	10,614	18,944
Total	12,880	32,282	15,277	46,017	12,339	26,647	13,989	31,730

Losses on debt restructuring for each of the nine-month periods ended September 30, 2005 and 2004 were as follows:

(Million Baht)

	Consolidated September 30, 2005					
		The Outstanding Debt		Transferred Assets		Loss on
Types of Restructuring	Cases	Before Restructuring	After Restructuring	Types	Fair Value	Debt Restructuring
Transfers of assets	1,300	4,355	-	Cash, land, premises and investments	2,831	1,522
Changes of repayment conditions	536	6,469	6,235	-	-	706
Debt restructuring in various forms	98	4,714	4,391	Cash, land, premises and investments	239	287
Total	1,934	15,538	10,626		3,070	2,515

(Million Baht)

Consolidated

September 30, 2004

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	3,074	10,189	-	Cash, land, premises and investments	6,431	3,758
Changes of repayment conditions	649	10,646	10,253	-	-	1,428
Debt restructuring in various forms	251	2,833	1,940	Cash, land, premises and investments	525	1,439
Total	3,974	23,668	12,193		6,956	6,625

(Million Baht)

The Bank

September 30, 2005

Types of Restructuring	Cases	The Outstanding Debt Before Restructuring	The Outstanding Debt After Restructuring	Transferred Assets Types	Transferred Assets Fair Value	Loss on Debt Restructuring
Transfers of assets	1,209	3,772	-	Cash, land, premises and investments	2,496	1,273
Changes of repayment conditions	307	2,514	2,406	-	-	496
Debt restructuring in various forms	92	4,694	4,379	Cash, land, premises and investments	233	285
Total	1,608	10,980	6,785		2,729	2,054

(Million Baht)

		The Bank				
		September 30, 2004				
		The Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	2,920	8,520	-	Cash, land, premises and investments	5,386	3,134
Changes of repayment conditions	219	1,785	1,688	-	-	330
Debt restructuring in various forms	236	2,481	1,806	Cash, land, premises and investments	479	1,267
Total	3,375	12,786	3,494		5,865	4,731

The Bank and its subsidiaries measure expected recoverable amounts of restructured loans by changing repayment conditions using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and which resulted in losses on debt restructuring during the nine-month periods ended September 30, 2005 and 2004 are as follows:

(Million Baht)

	Consolidated							
	2005				2004			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt		Before	After	End of		Before	After	End of
restructuring agreements	Cases	Restructuring	Restructuring	Period	Cases	Restructuring	Restructuring	Period
Less than 5 years	364	4,500	4,037	2,836	641	6,126	5,113	3,934
5 to 10 years	100	1,894	1,809	1,397	121	3,433	3,180	2,827
Over 10 years	170	4,789	4,780	4,127	138	3,920	3,900	3,692
Total	634	11,183	10,626	8,360	900	13,479	12,193	10,453

(Million Baht)

	The Bank							
	2005				2004			
		The Outstanding Debt				The Outstanding Debt		
Terms of debt		Before	After	End of		Before	After	End of
restructuring agreements	Cases	Restructuring	Restructuring	Period	Cases	Restructuring	Restructuring	Period
Less than 5 years	249	2,506	2,151	1,696	414	2,730	1,983	1,598
5 to 10 years	61	667	599	578	14	237	215	209
Over 10 years	89	4,035	4,035	3,466	27	1,299	1,296	1,293
Total	399	7,208	6,785	5,740	455	4,266	3,494	3,100

The Bank and its subsidiaries recognized interest income from debt restructuring as follows:

(Million Baht)

	Consolidated			
	For each of the Three-Month Periods Ended September 30,		For each of the Nine-Month Periods Ended September 30,	
	2005	2004	2005	2004
Debt restructuring contracts that incurred losses	169	611	579	1,737

	The Bank			
	For each of the Three-Month Periods Ended September 30,		For each of the Nine-Month Periods Ended September 30,	
	2005	2004	2005	2004
Debt restructuring contracts that incurred losses	107	253	263	801

As of September 30, 2005 and December 31, 2004, the Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	September 30, 2005	December 31, 2004
Debt restructuring contracts that incurred losses	90	90

As of September 30, 2005 and December 31, 2004, the Bank and its subsidiaries had outstanding balances on debtors which were restructured during the period/year as follows:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Debt restructuring contracts that incurred losses	8,360	12,053	5,740	2,929
Debt restructuring contracts that incurred no losses	11,871	16,220	11,169	14,343
Total	20,231	28,273	16,909	17,272

As of September 30, 2005 and December 31, 2004, the Bank and its subsidiaries had outstanding balances relating to all restructured debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Debt restructuring contracts that incurred losses	19,334	23,448	16,564	14,625
Debt restructuring contracts that incurred no losses	31,071	44,293	29,809	39,532
Total	50,405	67,741	46,373	54,157

8 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the period/year were as follows:

(Million Baht)

	Consolidated						
	September 30, 2005						
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the period	5,692	191	761	1,635	18,928	14,182*	41,389
Transferred from investments in receivables	-	-	-	-	517	-	517
Doubtful accounts (reversal)	304	(58)	(584)	1,020	2,480	(2,879)*	283
Bad debts recovered	-	-	-	-	726	-	726
Bad debts written off	-	-	-	-	(4,593)	-	(4,593)
Allowance for loans transferred to TAMC	-	-	-	-	3	-	3
Allowance for loans transferred to KBANK	(502)	(16)	-	-	(1,716)	(607)	(2,841)
Others	-	-	-	-	(521)	800	279
Balance at end of the period	5,494	117	177	2,655	15,824	11,496	35,763
Kasikorn Factoring Co., Ltd							83
Balance at end of the period							35,846

* Include normalized provisioning of Baht 2,400 million for balance at beginning of the year and of Baht 625 million for additional normalized provisions.

(Million Baht)

Consolidated

December 31, 2004

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	4,424	276	130	928	34,891	20,145**	60,794
Transferred from investments in receivables	-	-	-	-	778	-	778
Doubtful accounts (reversal)	1,268	(85)	631	707	(2,142)	(5,963)**	(5,584)**
Bad debts recovered	-	-	-	-	1,565	-	1,565
Bad debts written off	-	-	-	-	(16,348)	-	(16,348)
Others	-	-	-	-	184	-	184
Balance at end of the year	5,692	191	761	1,635	18,928	14,182	41,389
Kasikorn Factoring Co., Ltd							79
Balance at end of the year							41,468

** Include normalized provisioning of Baht 1,600 million for balance at beginning of the year and of Baht 800 million for additional normalized provisions.

(Million Baht)

The Bank

September 30, 2005

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the period	5,175	100	761	1,635	11,831	9,866*	29,368
Transferred from investments in receivables	-	-	-	-	517	-	517
Doubtful accounts (reversal)	359	(2)	(584)	1,020	1,078	(1,114)*	757
Bad debt recovered	-	-	-	-	726	-	726
Bad debt written off	-	-	-	-	(3,724)	-	(3,724)
Allowance for loans transferred to TAMC	-	-	-	-	3	-	3
Others	-	-	-	-	(133)	-	(133)
Balance at end of the period	5,534	98	177	2,655	10,298	8,752	27,514

* Include normalized provisioning of Baht 2,400 million for balance at beginning of the year and of Baht 625 million for additional normalized provisions.

(Million Baht)

	The Bank						
	December 31, 2004						
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in Excess of BoT Regulations	Total
Balance at beginning of the year	4,515	245	130	928	23,563	15,215**	44,596
Doubtful accounts (reversal)	660	(145)	631	707	(785)	(5,349)**	(4,281)
Bad debt recovered	-	-	-	-	1,565	-	1,565
Bad debt written off	-	-	-	-	(12,381)	-	(12,381)
Others	-	-	-	-	(131)	-	(131)
Balance at end of the year	5,175	100	761	1,635	11,831	9,866	29,368

** Include normalized provisioning of Baht 1,600 million for balance at beginning of the year and of Baht 800 million for additional normalized provisions.

9 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the period/year were as follows:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Balance at beginning of the period/year	4,878	6,666	2,297	4,721
(Decrease) increase	(261)	1,586	(346)	513
Decrease due to writing off	-	(2,699)	-	(2,699)
Transfer on loan disposal	(1,257)	-	-	-
Change of classification	(432)	837	355	-
Amortization to interest income	(325)	(1,512)	(47)	(238)
Balance at end of the period/year	2,603	4,878	2,259	2,297

10 CLASSIFIED ASSETS

Assets of the Bank and its subsidiaries classified as investments, loans and accrued interest receivable (including financial institutions), properties foreclosed and other assets were categorized by quality in compliance with the BoT regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower, were as follows:

(Million Baht)

	Consolidated September 30, 2005				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	557,510	-	-	557,510
Special Mention	-	5,847	-	-	5,847
Sub-Standard	-	4,589	-	-	4,589
Doubtful	-	12,786	-	-	12,786
Doubtful of Loss	3,860	43,389	1,693	919	49,861
Total	3,860	624,121	1,693	919	630,593

(Million Baht)

	Consolidated December 31, 2004				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	516,385	-	-	516,385
Special Mention	-	6,283	-	-	6,283
Sub-Standard	-	8,445	-	-	8,445
Doubtful	-	12,024	-	-	12,024
Doubtful of Loss	5,575	53,422	1,736	1,102	61,835
Total	5,575	596,559	1,736	1,102	604,972

(Million Baht)

	The Bank				
	September 30, 2005				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	561,393	-	-	561,393
Special Mention	-	4,825	-	-	4,825
Sub-Standard	-	4,575	-	-	4,575
Doubtful	-	12,766	-	-	12,766
Doubtful of Loss	3,763	30,970	1,425	894	37,052
Total	3,763	614,529	1,425	894	620,611

(Million Baht)

	The Bank				
	December 31, 2004				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	518,704	-	-	518,704
Special Mention	-	5,012	-	-	5,012
Sub-Standard	-	8,445	-	-	8,445
Doubtful	-	12,003	-	-	12,003
Doubtful of Loss	3,584	36,786	1,369	991	42,730
Total	3,584	580,950	1,369	991	586,894

11 SHARE CAPITAL

On January 11, 2005, the Bank registered a change in its paid-up capital as a result of the increase in paid-up capital of 6,270,030 shares at Baht 10 par value, totaling Baht 62,700,300 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees (except for directors).

On April 11, 2005 , the Bank registered the change in its paid-up share capital as a result of the increase in paid-up capital of 879,298 shares at Baht 10 par value, totaling Baht 8,792,980 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees (except for directors).

On July 12, 2005 , the Bank registered the change in its paid-up share capital as a result of the increase in paid-up capital of 1,769,226 shares at Baht 10 par value, totaling Baht 17,692,260 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees (except for directors).

As a result, as of September 30, 2005 the Bank had a registered share capital of Baht 30,486,146,970, comprising 3,048,614,697 ordinary shares at Baht 10 par value and a paid-up share capital of Baht 23,725,430,910, comprising 2,372,543,091 ordinary shares at Baht 10 par value.

12 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) were calculated from the financial statements of the Bank and include the risk assets of the Bank's two subsidiary asset management companies as follows:

(Million Baht)

	September 30, 2005	December 31, 2004
Tier 1 Capital		
Issued and fully paid up share capital, premiums on share capital, warrants and premiums on warrants	41,449	41,191
Legal reserves	770	-
Net income (loss) after appropriation	20,068	7,585
Total Tier 1 Capital	62,287	48,776
Tier 2 Capital		
Surplus on land revaluation	4,288	4,168
Surplus on premises revaluation	1,965	1,401
Surplus on marketable equity securities revaluation	215	406
Provision for normal assets	5,409	5,725
Subordinated debentures	20,175	19,735
Total Tier 2 Capital	32,052	31,435
Total Capital Requirements	94,339	80,211

The BoT's regulations requires that banks registered in Thailand maintain a ratio of capital funds to assets and contigencies of not less than 8.5% and that tier-1 capital must not be less than 4.25% of such assets and contingencies. Capital adequacy ratios maintained by the Bank were as follows:

	Percentage	
	September 30, 2005	December 31, 2004
Total Capital Requirements	14.51	13.13
Tier-1 Capital	9.58	7.98

13 LEGAL RESERVE

According to The Public Company Act, the Bank has to allocate at least 5 percent of its net income for the year, less accumulated net loss (if any), to capital reserves until this reserved capital is not less than 10 percent of authorized share capital, and under the provisions of the Civil and Commercial Code of Thailand, subsidiary companies are required to set aside as a legal reserve at least 5 percent of its net income each time a dividend is declared until the reserve reaches 10 percent of authorized share capital. The reserve is not available for dividend distribution.

14 DIVIDEND PAYMENTS

On April 8, 2005, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2004 at the rate of Baht 1 per share, totaling Baht 2,370 million, which was paid on April 18, 2005.

15 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral consisted of:

	(Million Baht)	
	Consolidated and The Bank	
	September 30, 2005	December 31, 2004
Deposits	728	-
Government bonds	6,723	6,733
State enterprise bonds	3,856	3,866
Foreign bonds	5,453	4,645
Total	16,760	15,244

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

16 CONTINGENCIES

Contingencies consisted of:

(Million Baht)

	Consolidated					
	September 30, 2005			December 31, 2004		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	538	-	538	340	-	340
Letters of indemnity-borrowing	7	241	248	34	243	277
Other guarantees	38,228	4,088	42,316	31,494	4,210	35,704
Letters of credit	894	11,642	12,536	626	13,477	14,103
Exchange rate agreements						
Purchase agreements	14,455	102,728	117,183	13,093	64,575	77,668
Sale agreements	7,150	228,126	235,276	4,695	192,112	196,807
Interest rate agreements						
Purchase agreements	60,675	29,320	89,995	30,510	24,097	54,607
Sale agreements	60,675	26,361	87,036	30,510	20,165	50,675
Credit Default Swap	-	8,815	8,815	-	5,468	5,468
Unused credit line of overdraft	115,761	-	115,761	110,224	-	110,224
Others	639	6,040	6,679	272	5,823	6,095
Total	299,022	417,361	716,383	221,798	330,170	551,968

(Million Baht)

	The Bank					
	September 30, 2005			December 31, 2004		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	538	-	538	340	-	340
Letters of indemnity-						
borrowing	7	241	248	34	243	277
Other guarantees	38,224	3,961	42,185	31,494	4,096	35,590
Letters of credit	894	11,642	12,536	626	13,477	14,103
Exchange rate agreements						
Purchase agreements	14,455	102,728	117,183	13,093	64,575	77,668
Sale agreements	7,150	228,126	235,276	4,695	192,112	196,807
Interest rate agreements						
Purchase agreements	60,675	29,320	89,995	30,510	24,097	54,607
Sale agreements	60,675	26,361	87,036	30,510	20,165	50,675
Credit Default Swap	-	8,815	8,815	-	5,468	5,468
Unused credit line of						
overdraft	115,761	-	115,761	110,224	-	110,224
Others	639	6,040	6,679	272	5,823	6,095
Total	299,018	417,234	716,252	221,798	330,056	551,854

Under normal business operations, the Bank is a defendant in various litigation against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 4,222 million and Baht 1,628 million as of September 30, 2005 and December 31, 2004, respectively. The Management believes that any liability resulting from this litigation will not be material to the Bank's financial position or on the results of operations.

17 RELATED PARTY TRANSACTIONS

1. Loans and contingencies made to executive officers and to business entities where the Bank and its subsidiaries, their directors or executive officers, holds 10% or more of their paid-up capital are summarized as follows:

(Million Baht)

	Consolidated	
	September 30, 2005	December 31, 2004
	End of Period	End of Year
Loans		
1. Executive officers	17	20
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital[(1)]	1,231	1,192
Total	1,248	1,212
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or executive officers, hold 10% or more of the paid - up capital	51	74
Total	51	74

(Million Baht)

	The Bank	
	September 30, 2005	December 31, 2004
	End of Period	End of Year
Loans		
1. Executive officers	17	20
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital[(1)]	10,666	16,117
Total	10,683	16,137
Contingencies		
1. Executive officers	-	-
2. Business entities where the Bank, its directors or executive officers, hold 10% or more of the paid - up capital	54	76
Total	54	76

[(1)] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

2. Related Party

Relationships between the Bank and other business entities where control exists consisted of:

Company Name	Type of Relationship	% Shareholding September 30, 2005	% Shareholding December 31, 2004	Type of share	Type of Business
Phethai Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Ploy Asset Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Asset Management
Progress Land and Buildings Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Property Development
Kasikorn Factoring Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Lending
Kasikorn Research Center Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Kanpai Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Software Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Kasikorn Leasing Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Service
Progress Storage Co., Ltd.	Subsidiary	99.98%	99.98%	Ordinary share	Service
Kasikorn Securities Public Co., Ltd.	Subsidiary	99.98%	99.91%	Ordinary share	Securities Business
Progress Service Co., Ltd.	Subsidiary	99.97%	99.97%	Ordinary share	Service
Progress H R Co., Ltd.	Subsidiary	99.93%	99.93%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	99.84%	99.84%	Ordinary share	Service
Kasikorn Asset Management Co., Ltd.	Subsidiary	71.42%	71.42%	Ordinary share	Mutual Fund Management
Thai Administration Services Co., Ltd.*	Subsidiary	-	51.00%	Ordinary share	Service

* On January 30, 2005, the Bank sold its investment in Thai Administration Services Co., Ltd.

3. Significant transactions occurring between the Bank and related parties are summarized as follows:

	(Million Baht)	
	The Bank	
	September 30, 2005	December 31, 2004
Loans		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.		
Beginning balance	7,440	11,850
Addition (Deduction)	175	(4,410)
Ending balance	7,615	7,440
- Ploy Asset Management Co., Ltd.		
Beginning balance	5,665	8,005
Deductions	(5,665)	(2,340)
Ending balance	-	5,665
Accrued interest receivables		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	6	-
- Ploy Asset Management Co., Ltd.	-	5
Deposits		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	76	160
- Ploy Asset Management Co., Ltd.	13	24

	(Million Baht)	
	The Bank	
	For Each of the Three-Month Periods Ended September 30,	
	2005	2004
	(Unaudited) (Reviewed)	
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	22	23
- Ploy Asset Management Co., Ltd.	-	17

	(Million Baht)	
	The Bank	
	For Each of the Nine-Month Periods Ended September 30,	
	2005	2004
	(Unaudited) (Reviewed)	
Interest income		
Subsidiary Companies		
- Phethai Asset Management Co., Ltd.	61	77
- Ploy Asset Management Co., Ltd.	12	53

In March 2005, Ploy Asset Management Company Limited sold all of its assets to the Bank and Phethai Asset Management Company Limited on the mutually agreed basis as follows:

Assets sold to the Bank

(Million Baht)

Type of Assets of Ploy - AMC	Cost	Allowance for Doubtful Accounts	Book Value	Selling Price
Pass and Special mention loans	5,599	2,382	3,217	3,215

Assets sold to the Phethai - AMC

(Million Baht)

Type of Assets of Ploy - AMC	Cost	Allowance for Doubtful Accounts	Book Value	Selling Price
Investment in loans	3,338	1,986	1,352	1,352
Doubtful loans (Non-performing loans)	2,429	1,715	714	678
Properties foreclosed	3,219	243	2,976	3,014
Other assets	33	-	33	33
Total	9,019	3,944	5,075	5,077

Ploy Asset Management Company Limited registered its discontinuance of operation with the Commerce Ministry on June 30, 2005 and had commenced the liquidation process.

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit, pledged as collateral. As of September 30, 2005 and December 31, 2004 the pledged deposits were Baht 76 million and Baht 160 million, respectively.

As at September 30, 2005 and December 31, 2004, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 76 million and Baht 74 million, respectively.

As at September 30, 2005, the Bank has no loans to Ploy Asset Management Company Limited, so there is no allowance for doubtful accounts while as at December 31, 2004, the Bank has provided an allowance for doubtful, classified as normal loans, amounting to Baht 57 million.

Income and expenses shared between the Bank, Phethai Asset Management Company Limited and Ploy Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for related business entities using the same method as for general customers and in accordance with the BoT regulations.

4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

4.1 Assets, liabilities and contingencies shared between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Loans				
Subsidiary Companies				
- Kasikorn Factoring Co., Ltd.	-	-	1,820	1,820
- Thai Administration Services Co., Ltd.	-	36	-	36
- Kasiokorn Leasing Co., Ltd.	-	-	100	-
Other Assets				
Subsidiary Companies				
- Kasikorn Asset Management Co., Ltd.	-	-	20	24

(Million Baht)

	Consolidated		The Bank	
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Deposits				
Subsidiary Companies				
- Kasikorn Research Center Co., Ltd.	-	18	13	18
- Progress Appraisal Co., Ltd.	32	31	32	31
- Progress Land and Buildings Co., Ltd.	-	-	71	109
- Progress Software Co., Ltd.	2	20	2	20
- Progress Plus Co., Ltd.	6	14	6	14
- Progress Facilities Management Co., Ltd.	18	18	18	18
- Progress Service Co., Ltd.	20	28	20	28
- Progress Management Co., Ltd.	11	13	11	13
- Kasikorn Factoring Co., Ltd.	-	-	69	103
- Kanpai Co., Ltd.	52	14	52	14
- Thai Administration Service Co., Ltd.	-	15	-	15
- Progress Storage Co., Ltd.	9	10	9	10
- Kasiokorn Leasing Co., Ltd.	-	60	21	60
- Kasikorn Asset Management Co., Ltd.	-	-	16	12
Associated Companies				
- Processing Center Co., Ltd.	56	26	56	26
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- Kasikorn Securities Public Co., Ltd.	-	-	247	2
Other Liabilities				
Subsidiary Companies				
- Progress Software Co., Ltd.	43	43	43	43
- Progress Plus Co., Ltd.	12	14	12	14
- Progress Appraisal Co., Ltd.	15	4	15	4
Contingencies				
Subsidiary Company				
- Thai Administration Services Co., Ltd.	-	22	-	22
Associated Companies				
- E.S. Industry Co., Ltd.	16	16	16	16

Certain subsidiaries and associated companies have entered into 2-year building lease agreements. Rentals are charged at cost. As of September 30, 2005 and December 31, 2004, the Bank and its related parties have rental agreements with remaining tenures amounting to Baht 5 million and Baht 12 million, respectively.

As of September 30, 2005, the Bank had sold government bonds to Kasikorn Securities Public Co., Ltd in the amount of Baht 3,170 million.

4.2 Revenue and expenses occurring between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	For Each of the Three-Month Periods Ended September 30		For Each of the Three-Month Periods Ended September 30	
	2005	2004	2005	2004
Subsidiary Companies				
Revenue:				
Interest income	-	-	17	10
Fee income	-	-	54	28
Expenses:				
Other expenses	252	129	268	129
Associated Companies				
Expenses:				
Other expenses	12	10	12	10

(Million Baht)

	Consolidated		The Bank	
	For Each of the Nine-Month Periods Ended September 30		For Each of the Nine-Month Periods Ended September 30	
	2005	2004	2005	2004
Subsidiary Companies				
Revenue:				
Interest income	-	1	46	30
Dividend income	34	102	187	316
Fee income	-	1	141	82
Other income	10	9	18	16
Expenses:				
Other expenses	715	706	758	707
Associated Companies				
Expenses:				
Other expenses	33	28	33	28

4.3 Assets, liabilities and contingencies shared between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	September 30, 2005	December 31, 2004
Loans		
- T T & T Public Co., Ltd.	3,007	2,271
- Bangkok Glass Industry Co., Ltd.	580	813
- Charoen Pokhaphand Feedmill Public Co., Ltd.	181	290
- Thanakorn Vegetable Oil Products Co., Ltd.	228	271
- Siam Container Pipe Co., Ltd.	227	227
- Siam Food Products Public Co., Ltd.	66	130
- Loxley Public Co., Ltd.	152	115
- Indo Worth (Thailand) Ltd.	-	72
- Yip In Tsoi & Jacks Ltd.	-	45
- Manager Media Group Public Co., Ltd.	35	35
- Thai British Security Printing Public Co., Ltd.	-	26
- Jutha Maritime Public Co., Ltd.	10	10
- Quality House Co., Ltd.	270	-
- Bank of Asia Public Co., Ltd.	400	-

	(Million Baht)	
	Consolidated and The Bank	
	September 30, 2005	December 31, 2004
Deposits		
- T T & T Public Co., Ltd.	1,158	731
- Muang Thai Life Assurance Co., Ltd.	352	332
- Sermsuk Public Co., Ltd.	413	238
- Loxley Public Co., Ltd.	68	135
- Com - Link Co., Ltd.	298	128
- Mitsubishi Elevator Asia Co., Ltd.	77	92
- Globex Securities Co., Ltd.	51	79
- Thai British Security Printing Public Co., Ltd.	20	75
- Siam Motors Parts Co., Ltd.	78	53
- Siam Food Products Public Co., Ltd.	16	44
- Point Asia Dot Com (Thailand) Ltd.	18	38
- Dole Thailand Co., Ltd.	1	35
- Samart Corporation Public Co., Ltd.	15	33
- Sermsuk Beverage Co., Ltd.	48	32
- Bangkok Glass Industry Co., Ltd.	51	32
- Smithihada Co., Ltd.	33	30
- Charoen Pokhaphand Feedmill Public Co., Ltd.	20	25
- Ruam Samphant Co., Ltd.	18	24
- CS Loxinfo Public Co., Ltd.	15	24
- Suludee Co., Ltd.	21	23
- Aspac Oil (Thailand) Co., Ltd.	72	20
- Tueetramote Co., Ltd.	3	19
- Nithi Thamrong Co., Ltd.	19	14
- Loxley Property Development Co., Ltd.	6	10
- Phatra Real Estate Public Co., Ltd.	29	-
- Architects 49 Co., Ltd.	21	9
- Suttawong Place Co., Ltd.	13	-*
- Ekpavee Co., Ltd.	10	1
- Patara Insurance Co., Ltd.	41	-

	(Million Baht)	
	Consolidated and The Bank	
	September 30, 2005	December 31, 2004
Contingencies		
- Siam Food Products Public Co., Ltd.	69	409
- Loxley Public Co., Ltd.	157	390
- Bangkok Glass Industry Co., Ltd.	139	173
- Dole Thailand Co., Ltd.	104	91
- Thai British Security Printing Public Co., Ltd.	24	81
- Loxley Trading Co., Ltd.	62	80
- Com - Link Co., Ltd.	72	62
- T T & T Public Co., Ltd.	58	58
- Yip In Tsoi & Jacks Ltd.	43	50
- Smart Telcom Public Co., Ltd.	41	44
- Charoen Pokhaphand Feedmill Public Co., Ltd.	2,040	39
- Thanakorn Vegetable Oil Products Co., Ltd.	21	37
- SermSuk Public Co., Ltd.	108	17

* As of December 31, 2004 , this company did not relate to the Bank.

4.4 Assets, liabilities and contingencies shared between the Bank and its directors and key executive officers or the Bank's employees in which such persons have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

	(Million Baht)	
	Consolidated and The Bank	
	September 30, 2005	December 31, 2004
Loans	27	31
Deposits	1,239	1,039

18 BENEFITS OF DIRECTORS' AND EXECUTIVES

The Bank and its subsidiary companies have not paid other benefits to directors and executives except for the benefits that are normally paid such as directors' fee, directors' bonus (if any) and income tax, executives' salary and bonus (if any).

19 LONG-TERM LEASE AGREEMENTS

1. Lease Agreement

The Bank and its subsidiary companies have entered into land/building lease agreements for branch offices and vehicle lease agreements. As of September 30, 2005 and December 31, 2004 the Bank and its subsidiary companies were committed to pay future rentals, which are summarized as follows:

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated September 30, 2005	The Bank September 30, 2005
Land/building lease agreements	October 1, 2005 – October 17, 2027	482	470
Vehicle lease agreements	October 1, 2005 – September 30, 2009	390	363
Total		872	833

(Million Baht)

Type of Lease Agreement	Remaining of Period	Consolidated December 31, 2004	The Bank December 31, 2004
Land/building lease agreements	January 1, 2004 – October 17, 2027	518	518
Vehicle lease agreements	January 1, 2004 – December 17, 2008	468	452
Total		986	970

2. Service Agreement

On November 12, 2002 the Bank entered into an Information Technology Service Agreement with IBM Thailand Co., Ltd., under which service will be provided until December 31, 2012 and for which as of September 30, 2005 and December 31, 2004, the Bank is committed to pay a total service fee of Baht 7,465 million and Baht 8,220 million respectively.

20 SUBSEQUENT EVENTS

On October 12, 2005, the Bank registered a change in its paid-up capital as a result of the increase in paid-up capital of 750,576 shares at Baht 10 par value, totaling Baht 7,505,760 from the exercise of warrants for ordinary shares, which were issued and offered for sale to Bank employees, except for directors. Therefore as of October 12, 2005, the Bank had total paid-up share capital of Baht 23,732,936,670.

21 CHANGE OF ACCOUNTING POLICY

Change of Accounting Policy for Deferred Tax

In December 2004, the Bank and its subsidiaries changed their accounting policy for deferred tax. Deferred tax was recognized in respect of temporary differences between the carrying amount of an asset or liability and its tax base, and a deferred tax asset was only recognized to the extent that the asset was expected to be realized in the future.

Accounting for deferred tax is an accepted accounting policy internationally. The deferred tax method requires the recognition of the estimated future benefit from deferred tax assets. The Bank notes that other Thai commercial banks have not generally adopted deferred tax accounting. In order to conform with their conservative concept, the Bank has decided to change the Bank's accounting policy and from December 2004 deferred tax has no longer be recognized in the financial statements. The Bank is of the opinion that this change in policy will facilitate comparison of the Bank's results and assets with other Thai commercial banks and that this policy is, therefore, a more appropriate presentation of the financial statements in the context of current business practices in the banking sector in Thailand.

This change in accounting policy has been applied retrospectively. The comparative financial statements for each of the three-month and nine-month periods ended September 30, 2004 have been restated in accordance with the new policy.

The estimated effects of the change in accounting policy in both consolidated and Bank financial statements are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	September 30, 2005	December 31, 2004	September 30, 2005	December 31, 2004
Decrease in investments in subsidiaries and associated companies	-	-	36	39
Decrease in deferred tax assets	3,150	3,275	3,110	3,232
Decrease in deferred tax liabilities	3,195	3,038	3,195	3,038
Increase in appraisal surplus on assets revaluation	3,018	2,629	3,018	2,629
Increase (decrease) in revaluation surplus on investmer	(62)	286	(62)	286
Decrease in retained earnings	2,907	3,148	2,907	3,148
Decrease in minority interests	4	4	-	-

	Consolidated		The Bank	
	2005	2004	2005	2004
For Each of the Three-Month Periods Ended September 30,				
Increase in share of profit from investments on equity method	-	-	1	-
Increase in share of loss from investments on equity method	-	-	-	2
Decrease in income tax credit	233	12	234	10
Decrease in net income	233	12	233	12
Decrease in basic earnings per share (Baht)	0.10	0.01	0.10	0.01

	Consolidated		The Bank	
	2005	2004	2005	2004
For Each of the Nine-Month Periods Ended September 30,				
Increase (decrease) in share of profit from investments on equity method	-	-	3	(4)
Decrease in income tax credit	2,901	36	2,904	32
Decrease in net income	2,901	36	2,901	36
Decrease in basic earnings per share (Baht)	1.22	0.02	1.22	0.02

The deductible temporary differences which resulted in deferred tax assets were mainly from the allowance for impairment of available-for-sale investments, properties foreclosed and other assets in addition to the provision for liabilities not deductible for tax purposes until actually paid.

22 THE FINANCIAL POSITION AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND OVERSEAS BUSINESS

The financial position and results of operations differentiated by domestic and foreign business can be summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated				
	September 30, 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	828,744	39,961	868,705	(29,244)	839,461
Interbank and money market items - net (assets)	72,390	11,698	84,088	-	84,088
Investments – net	68,891	27,498	96,389	-	96,389
Loans	614,291	148	614,439	-	614,439
Deposits	702,374	4	702,378	-	702,378
Interbank and money market items (liabilities)	19,582	-	19,582	-	19,582
Borrowings	12,500	8,155	20,655	-	20,655
Contingencies	722,668	10,267	732,935	(16,552)	716,383

(Million Baht)

	Consolidated				
	December 31, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	814,308	29,729	844,037	(19,485)	824,552
Interbank and money market items - net (assets)	68,663	7,587	76,250	-	76,250
Investments - net	88,763	21,372	110,135	-	110,135
Loans	592,220	368	592,588	-	592,588
Deposits	705,506	64	705,570	-	705,570
Interbank and money market items (liabilities)	11,525	-	11,525	-	11,525
Borrowings	15,843	7,768	23,611	-	23,611
Contingencies	561,086	7,275	568,361	(16,393)	551,968

(Million Baht)

	The Bank				
	September 30, 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	828,043	39,961	868,004	(29,244)	838,760
Interbank and money market items-net (assets)	72,408	11,698	84,106	-	84,106
Investments - net	76,551	27,498	104,049	-	104,049
Loans	605,170	148	605,318	-	605,318
Deposits	702,938	4	702,942	-	702,942
Interbank and money market items (liabilities)	19,144	-	19,144	-	19,144
Borrowings	12,500	8,155	20,655	-	20,655
Contingencies	722,537	10,267	732,804	(16,552)	716,252

(Million Baht)

	The Bank				
	December 31, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	813,698	29,729	843,427	(19,485)	823,942
Interbank and money market items-net (assets)	68,597	7,587	76,184	-	76,184
Investments - net	95,618	21,372	116,990	-	116,990
Loans	577,749	368	578,117	-	578,117
Deposits	705,921	64	705,985	-	705,985
Interbank and money market items (liabilities)	11,165	-	11,165	-	11,165
Borrowings	15,843	7,768	23,611	-	23,611
Contingencies	560,972	7,275	568,247	(16,393)	551,854

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended September 30, 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	9,274	287	9,561	(149)	9,412
Interest expense	1,569	320	1,889	(149)	1,740
Net income (expense) from interest and dividend	7,705	(33)	7,672	-	7,672
Non-interest income	3,161	82	3,243	-	3,243
Non-interest expense	6,699	30	6,729	-	6,729
Income before income tax	4,167	19	4,186	-	4,186

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended September 30, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	8,112	162	8,274	(97)	8,177
Interest expense	1,562	269	1,831	(97)	1,734
Net income (expense) from interest and dividend	6,550	(107)	6,443	-	6,443
Non-interest income	2,464	179	2,643	-	2,643
Non-interest expense	5,657	15	5,672	-	5,672
Income before income tax	3,357	57	3,414	-	3,414

(Million Baht)

	The Bank				
	For the Three-Month Period Ended September 30, 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	9,152	287	9,439	(149)	9,290
Interest expense	1,548	320	1,868	(149)	1,719
Net income (expense) from interest and dividend	7,604	(33)	7,571	-	7,571
Non-interest income	3,040	82	3,122	-	3,122
Non-interest expense	6,534	30	6,564	-	6,564
Income before income tax	4,110	19	4,129	-	4,129

(Million Baht)

	The Bank				
	For the Three-Month Period Ended September 30, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	7,741	162	7,903	(97)	7,806
Interest expense	1,559	269	1,828	(97)	1,731
Net income (expense) from interest and dividend	6,182	(107)	6,075	-	6,075
Non-interest income	2,149	179	2,328	-	2,328
Non-interest expense	5,023	15	5,038	-	5,038
Income before income tax	3,308	57	3,365	-	3,365

(Million Baht)

	Consolidated				
	For the Nine-Month Period Ended September 30, 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	27,342	667	28,009	(306)	27,703
Interest expense	4,608	821	5,429	(306)	5,123
Net income (expense) from interest and dividend	22,734	(154)	22,580	-	22,580
Non-interest income	8,384	487	8,871	-	8,871
Non-interest expense	17,116	4	17,120	-	17,120
Income before income tax	14,002	329	14,331	-	14,331

(Million Baht)

	Consolidated				
	For the Nine-Month Period Ended September 30, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	24,051	422	24,473	(239)	24,234
Interest expense	4,823	754	5,577	(239)	5,338
Net income (expense) from interest and dividend	19,228	(332)	18,896	-	18,896
Non-interest income	7,249	595	7,844	-	7,844
Non-interest expense	15,628	58	15,686	-	15,686
Income before income tax	10,849	205	11,054	-	11,054

(Million Baht)

	The Bank				
	For the Nine-Month Period Ended September 30, 2005				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	26,739	667	27,406	(306)	27,100
Interest expense	4,584	821	5,405	(306)	5,099
Net income (expense) from interest and dividend	22,155	(154)	22,001	-	22,001
Non-interest income	7,931	487	8,418	-	8,418
Non-interest expense	16,232	4	16,236	-	16,236
Income before income tax	13,854	329	14,183	-	14,183

(Million Baht)

	The Bank				
	For the Nine-Month Period Ended September 30, 2004				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	22,929	422	23,351	(239)	23,112
Interest expense	4,818	754	5,572	(239)	5,333
Net income (expense) from interest and dividend	18,111	(332)	17,779	-	17,779
Non-interest income	7,024	595	7,619	-	7,619
Non-interest expense	14,424	58	14,482	-	14,482
Income before income tax	10,711	205	10,916	-	10,916

23 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the financial statements for the year ended December 31, 2004 the three-month and the nine-month periods ended September 30, 2004, have been reclassified to conform with the presentation in the financial statements for the three-month and nine-month periods ended September 30, 2005.

Management Discussion and Analysis (MD&A)

For the quarter ending September 30, 2005

Executive Summary

For the third quarter of 2005, the Bank's consolidated net income totaled Baht 3,578 million, decreasing by Baht 271 million, or 7.04 percent, from the second quarter. This resulted from a decline in net income from interest and dividends of Baht 172 million, due mainly to decreases in dividends from equity securities and interest income from investments in fixed-income securities. Non-interest expense rose by Baht 565 million. In response to the changing economic environment and new loan extension, the Bank and its subsidiaries set aside an allowance for bad debts and doubtful accounts and incurred losses on debt restructuring totaling Baht 1,258 million in this quarter. Income tax expense, however, fell by Baht 530 million from the previous quarter.

As of the end of the third quarter, the Bank's total consolidated assets were Baht 839,461 million, decreasing by Baht 1,322 million. This was due primarily to the decreases in securities purchased under resale agreements and net investments, as more assets were being reallocated toward loans generating higher returns. Consolidated loans, as a result, rose by Baht 9,436 million, or 1.56 percent, over the second quarter, to Baht 614,439 million at the end of the this quarter. Non-performing loans of the Bank and its asset management companies also showed improvements, standing at Baht 59,882 million, or 9.65 percent of the total outstanding credit, and decreasing from the 10.57 percent recorded at the end of the second quarter. As for consolidated liabilities, they were recorded at Baht 763,396 million, decreasing by Baht 4,000 million, or 0.52 percent, from the second quarter, due mainly to a decrease in borrowing. Consolidated deposits, however, rose by Baht 7,240 million, or 1.04 percent, over the second quarter, to Baht 702,378 million at the end of this quarter. Total consolidated shareholders' equity also showed a quarter-on-quarter increase of Baht 2,679 million, or 3.65 percent, to Baht 76,066 million by the end of September 2005. This increase was due to the net profits recorded in the third quarter. Meanwhile, the capital adequacy ratio of the Bank and its AMCs equaled 14.51 percent at the end of September 2005, with Tier-1 and Tier-2 capital accounting for 9.58 and 4.93 percent of the total consolidated capital base, respectively.

In the regards to the operations of the three Business Groups, during the third quarter, the Corporate Business Group, through product development and proactive marketing strategies, has achieved higher fee-based income through products such as letters of indemnity, trade finance, foreign exchange, cash management services, corporate finance and securities services. The Bank has also been entrusted with the role as the sole underwriter of the government's savings bonds worth Baht 30,000 million in total. For the Retail Business Group, several new products have been launched, amid heightened competition, including fixed-income funds, marketed on behalf of KASIKORN ASSET MANAGEMENT CO., LTD. In addition, personal accident insurance products, special SME loans with credit lines valued above collateral and chip-enhanced "Ideal Card" have also been introduced. Sales and services channels have also been improved, particularly electronic channels. As for the Treasury Group, products yielding higher returns have been introduced, in preparation for the prospect of declining liquidity, while shorter-term investments have been emphasized more in the wake of rising interest rate environment. In order to meet with customers' needs and help improve returns on investments, the Bank has also developed new deposit products and additional investment alternatives, together with more financial transaction related derivative

instruments. All of these products, at the same time, help the Bank to better manage its liquidity with a greater variety of liabilities.

In addition to the above, the Bank has been widely acknowledged for our firm commitment to good corporate governance. In the third quarter of 2005, the Bank's good governance score has been upgraded by the Thai Rating and Information Service (TRIS) agency from 8.80 to 8.89 ("Very Good"), out of a maximum possible score of 10. The Bank was also honored with the "Best in Financial Management" award by the Thai Association of Business Management, in cooperation with Sasin Institute.

Content

1. Overview

1.1 Economic Overview and Regulatory Changes

❑ The Thai Economy in the Third Quarter of 2005

In the third quarter, export was the main driver for Thailand's economic growth, especially exports of computers and parts, integrated circuits, and automobiles and parts. Import growth, on the other hand, recorded a visible slowdown after sizable inventories had already been accumulated. Due to rejuvenated export growth, Thailand's trade deficit showed considerable improvement over the previous quarter. As for domestic spending, consumer confidence and business sentiment was weighed down by rising inflation and higher fuel prices. All in all, we expect the third quarter GDP to register growth of 4.5 percent, year-on-year, up slightly from 4.4 percent in the second quarter, due to the improvement in the trade and current accounts.

Thai Economic Growth Projection

Unit: Percentage change year-on-year, or specified otherwise

Indicators	Q2/2005	Q3/2005
Gross Domestic Product	**4.4**	**4.5**
Headline CPI Inflation	3.7	5.6
Core CPI Inflation	1.1	2.2
Export Value	13.8	21.5
Import Value	35.0	23.8
Trade Balance (USD mil.)	-5,239	-337
Current Account (USD mil.)	-4,710	603
Average Brent Crude ($/barrel)	51.9	61.6
Average Retail Diesel (Baht/liter)	18.63	23.10

Source: Bank of Thailand and KASIKORN RESEARCH CENTER Co., Ltd.

While downbeat consumer and business confidence had, to a certain extent, affected commercial bank lending in the third quarter, rising inflation prompted the central bank to hike interest rates. The Bank of Thailand's 14-day repurchase rate was raised twice during this quarter to 3.25 percent, from 2.50 percent at the end of the second quarter.

Regulatory Changes[1]

- **The Amendment to the Execution Law**

In the third quarter of 2005, the amendment to the Civil Procedure Code, according to the Civil Procedure Code amendment act (No. 22) B.E. 2548 was made in the matter of execution. The amendment effective July 28, 2005, was enacted to expedite court procedures and reduce impediments to execution. Specifically, legally appointed officials may now delegate authority to other persons to facilitate processing of cases, and permit buyers of foreclosed real estate the legal right to evict previous owners or tenants without having to file a separate civil action suit against any such trespassers. Also, legal fees associated with these procedures have been reduced to more appropriate levels.

The amendment is beneficial to the Bank, because it expedites pending cases and enables swifter restitution on defaulted debts.

- **Rules on the Sale of Foreclosed Assets Acquired in Debt Settlements**

On September 7, 2005, the Bank of Thailand issued Directive no. PawSawWor. (21) Wor. 81/2548, in the matter of Rules on the Sale of Foreclosed Assets Acquired in Debt Settlements, dated August 18, 2005, and announced in the Royal Gazette, Announcements and General Matters, Special Edition 76 Ngaw., dated September 5, 2005, which in essence extended the limit on the amount of time a bank may hold foreclosed assets awaiting sale out a maximum of an additional two years from the original legally specified restriction, or any extension previously granted by the BOT. However, with these extensions, a bank holding such assets for each year extended by this new directive will also have to establish additional capital reserves amounting in the first year to 25 percent and the second year to 50 percent of the assessed or book value of the property, which ever is lower, beginning with their second half fiscal period of 2006.

It should be noted that this new directive has no impact on the Bank, since we have already set aside capital reserves in excess of the those stipulated in the new directive.

[1] Details regarding regulatory changes that affected operating results as of June 30, 2005 can be found in the Management Discussion and Analysis for the period ending June 30, 2005.

1.2 Direction of Business Operations

KASIKORNBANK is firmly committed to good corporate governance as an important policy that must be put into action and continuously followed. To build upon and to make our good corporate governance efforts an integral part of our corporate culture, the Bank has disseminated news and information and has promulgated ethical standards and a Code of Conduct for employees in the organization to follow. These policies and guidelines are broadly communicated via the various media channels of the Bank, especially the www.kasikornbank.com website presented in three languages, Thai, Chinese and English.

Due to KASIKORNBANK's firm commitment to good corporate governance, we have been regularly honored as a leading and noteworthy example, with numerous awards for our work in corporate governance. In the third quarter of 2005, the Bank received the following commendations:

- KBANK's good governance score has been upgraded by the Thai Rating and Information Service (TRIS) agency from 8.80 to 8.89 ("Very Good"), out of a maximum possible score of 10.
- KBANK received the "Best in Financial Management" award by the Thai Association of Business Management, in cooperation with Sasin Institute.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

❑ Operating Performance in the Third Quarter of 2005

Operating Performance

(Million Baht)

	Q3-2005	Q2-2005	Change	Q3-2004 (Restated)	Change
Income from interest and dividends	9,412	9,552	(140)	8,177	1,235
Interest expense	1,739	1,707	32	1,734	5
Net income from interest and dividends	7,673	7,845	(172)	6,443	1,230
Bad debts and doubtful accounts (Reversal)*	516	(45)	561	(856)	1,372
Loss on debt restructuring	743	696	47	1,622	(879)
Non-interest income	3,243	2,694	549	2,643	600
Non-interest expense	5,471	4,907	564	4,906	565
Income tax expense	589	1,119	(530)	34	555
Minority interests in net income	(19)	(13)	(6)	(15)	(4)
Net Income	3,578	3,849	(271)	3,365	213

* Normalized provisioning was transferred to the allowance for doubtful accounts.

For the third quarter of 2005, the Bank's consolidated net income totaled Baht 3,578 million, decreasing by Baht 271 million, or 7.04 percent, from the second quarter. This followed a decrease in net income from interest and dividends of Baht 172 million, due mainly to decreases in dividends from equity securities and interest income from investments in fixed-income securities. Meanwhile, non-interest expense rose by Baht 564 million.

In response to increasing economic uncertainty and expanding loans portfolio, the Bank and its subsidiaries set aside an allowance for bad debts and doubtful accounts and incurred losses on debt restructuring totaling Baht 1,258 million in this quarter, which was Baht 608 million higher than that of the second quarter. Non-interest income increased by Baht 549 million over the second quarter, while income tax expense fell by Baht 530 million.

Compared to the third quarter of 2004, the Bank's consolidated net income increased by Baht 213 million, or 6.33 percent. This was attributed to net income from interest and dividends, which rose by Baht 1,230 million, due to interest income from loans and income from interbank and money market items. Meanwhile, non-interest income rose by Baht 600 million. However, the Bank set aside an allowance for doubtful accounts expense and incurred losses on debt restructuring totaled Baht 1,258 million, increasing by Baht 493 million over the same quarter of last year. Non-interest expenses also increased by Baht 565 million, while income tax expense rose by Baht 555 million, as the Bank incurred a corporate income tax expense.

Income Structure

	Q3-2005		Q2-2005		Q3-2004	
	Million Baht	Percent	Million Baht	Percent	Million Baht	Percent
Interest and dividend income						
1. Loans	7,895	62.39	7,553	61.68	6,941	64.15
1.1 Loans	3,492	27.59	3,442	28.11	3,383	31.27
1.2 Overdrafts	2,278	18.00	2,230	18.21	2,146	19.83
1.3 Bills	2,125	16.79	1,881	15.36	1,412	13.05
2. Interbank and money market items	651	5.14	585	4.78	330	3.05
2.1 Deposits	545	4.31	449	3.67	271	2.50
2.2 Loans	39	0.31	22	0.18	6	0.06
2.3 Securities purchased under resale agreements	67	0.53	114	0.93	53	0.49
3. Investments	866	6.84	1,414	11.55	906	8.37
Total interest and dividend income	9,412	74.37	9,552	78.00	8,177	75.57
Non-interest income						
1. Fee and service income						
1.1 Acceptances, avals, and guarantees	195	1.54	146	1.19	167	1.54
1.2 Others	2,168	17.13	2,014	16.45	1,884	17.42
2. Gains on exchange	392	3.10	220	1.80	322	2.98
3. Other income	488	3.86	314	2.56	270	2.49
Total non-interest income	3,243	25.63	2,694	22.00	2,643	24.43
Total income	12,655	100.00	12,246	100.00	10,820	100.00

❑ Net Income from Interest and Dividends

For the third quarter of 2005, the Bank's consolidated net income from interest and dividends was Baht 7,673 million, decreasing by Baht 172 million, or 2.19 percent, from the second quarter. This was due to a decrease in interest and dividend income of Baht 548 million, as the Bank had received larger dividends from equity securities in the previous quarter. However, as the Bank reallocated assets from fixed-income securities into loans, which yielded higher returns, interest income from loans, this quarter, rose by Baht 342 million over the previous quarter.

Compared to the same period of last year, net interest and dividend income had increased by Baht 1,230 million, or 19.09 percent. This was attributed to an increase in interest income of Baht 1,235 million, resulting from loan extension and higher interest rates in money markets and interest expense levels close to that of the previous year.

- **Bad Debt and Doubtful Accounts and Losses on Debt Restructuring**

In response to the changing economic environment and new loan extension, the Bank and its subsidiaries, in the third quarter, set aside an allowance for doubtful accounts and incurred losses on debt restructuring, totaling Baht 1,258 million. This quarter's allowance expense was Baht 608 million higher than that in the second quarter and Baht 493 million over that of the same period of last year.

Up until the third quarter of 2005, the Bank had maintained a policy of setting aside the allowance for doubtful accounts in excess of the Bank of Thailand regulations as well as normalized provisioning at the rate of 0.5 percent of total loans, which has already reached the policy target since the second quarter of 2005, and the allowance for normal loans at 1 percent in proportion to the net incremental normal loans.

As a result of the economic upturn, the trend of the demand for loans has increased, leading the Bank's loans to grow continuously. Therefore, to manage the allowance for doubtful accounts to dynamically reflect the changing economic conditions and other related factors, from the third quarter onward, the Bank has removed the normalized provisioning policy and transferred its outstanding amount to be included in the allowance for doubtful accounts.

The provision for non-performing loans has been specifically determined by the natures of loans and the related factors such as debt servicing ability, fair value of collateral, default history, and loss severity.

The provision for performing loans has been assessed based upon general related factors such as default history and loss severity, credit risks, and economic condition, as well as management experiences.

For corporate loans, the provision is determined on a case by case basis, while the provision for retail loans is determined on portfolio basis with similar risk characteristics.

- **Non-interest Income**

In the third quarter, the Bank's consolidated non-interest income was Baht 3,243 million, increasing by Baht 549 million, or 20.38 percent, over the second quarter. The increase was broad-based, including an increase in fee and service income of Baht 203 million, or 9.43 percent, mostly from our underwriting and advisory business. Gains on exchange also rose by Baht 172 million, or 78.18 percent, due largely to foreign exchange derivative transactions. Further contributing to this quarter-on-quarter increase was a rise in other income totaling Baht 174 million, representing an increase by 55.41 percent, due mainly to profits from sale of foreclosed properties. The Bank's share of profits from subsidiary and associated companies also increased by Baht 104 million, compared to a loss in the previous quarter.

Compared to the same period of last year, the Bank's consolidated non-interest income had increased by Baht 600 million, or 22.70 percent. This was due mainly to an increase in fee and service income of Baht 312 million, or 15.21 percent, while other income showed an increase of Baht 219 million, or 81.41 percent.

- **Non-interest Expense**

The Bank's consolidated non-interest expense in the third quarter of 2005 was Baht 5,471 million, increasing by a total of Baht 564 million, or 11.49 percent, over

the second quarter. This quarter-on-quarter increase was due mainly to a rise in personnel expense of Baht 790 million, as the Bank made provisions for bonuses and the staff retirement fund, following the Thai Accounting Standard guideline No. 53 on Liability Estimation and Contingent Liabilities, enacted in 2005. Meanwhile, fee and service expense, which was mainly legal fees, showed an increase of Baht 66 million. However, premises and equipment expenses, income taxes, and other operating expenses had all declined from those in the second quarter.

Compared to the same quarter of last year, the Bank's consolidated non-interest expense had registered an increase of Baht 565 million, or 11.52 percent, mainly due to a rise in personnel expense as mentioned earlier.

2.2 Financial Position Analysis

Financial Position

(Million Baht)

	Sep 30, 2005	Jun 30, 2005	Change	Sep 30, 2004 (Restated)	Change
Assets	**839,461**	**840,783**	**(1,322)**	**822,149**	**17,312**
Liabilities and Shareholders' Equity					
- Total liabilities	763,396	767,396	(4,000)	760,084	3,312
- Total shareholders' equity	76,065	73,387	2,679	62,065	14,000
Total Liabilities and Shareholders' Equity	839,461	840,783	(1,322)	822,149	17,312

❑ Assets

As of the end of the third quarter, the Bank's total consolidated assets were Baht 839,461 million, decreasing by Baht 1,322 million, or 0.16 percent, from the second quarter. However, when compared to the same period of 2004, this amount was up by Baht 17,312 million, or 2.11 percent. The items with significant changes are as follows:

- Securities purchased under resale agreements, as of the end of September 2005, totaled Baht 9,360 million, decreasing by Baht 3,040 million, or 24.52 percent, from the second quarter. This was due primarily to the Bank's liquidity management in which more assets were reallocated toward loans generating higher returns.
- Net investments, as of September 30, 2005, stood at Baht 96,389 million, dropping by Baht 11,193 million, or 10.40 percent, from the second quarter. This was due mainly to an increase in the Bank's new loan extension, as mentioned earlier.
- Loans, as of September 30, 2005, totaled Baht 614,439 million, rising by Baht 9,436 million, or 1.56 percent, over the second quarter. These increases in loans concentrated mainly in commercial and housing loans. During this quarter, the consolidated loans, net of repayments, were Baht 11,732 million, while Baht 2,296 million were written off.
- Allowances for doubtful accounts, as of September 30, 2005, totaled Baht 35, 846 million, decreasing by Baht 670 million, or 1.83 percent, from the second quarter. The decrease was due largely to writing off of loans by Phethai AMC.

Since the beginning of this quarter, the Bank has revised loan loss provisioning guidelines to better reflect the changing economic environment and new loan extension, as mentioned earlier.

❑ Liabilities and Shareholders' Equity

Total consolidated liabilities of the Bank, as of September 30, 2005, were Baht 763,396 million, decreasing by Baht 4,000 million, or 0.52 percent, from the second quarter. However, compared to the same period of last year, this amount increased by Baht 3,312 million, or 0.44 percent. Consolidated liabilities that changed significantly are as follows:

- Deposits, as of September 30, 2005, totaled Baht 702,378 million, rising by Baht 7,240 million, or 1.04 percent, over the second quarter. This increase in deposits was mainly in current and savings accounts, resulting in a change in the Bank's deposit structure. At the end of the third quarter, current and savings accounts accounted for 6.02 and 57.64 percent of the total deposits, respectively, increasing from 5.65 and 56.81 percent in the second quarter, respectively. Meanwhile, fixed accounts accounted for 36.34 percent of the total deposits, decreasing from 37.54 percent in the second quarter. Including financial institution deposits, consolidated deposits, as of September 30, 2005, stood at Baht 708,622 million, rising by Baht 8,316 million, or 1.19 percent, over the second quarter.
- Borrowing, as of September 30, 2005, totaled Baht 20,655 million, decreasing by Baht 7,804 million, or 27.42 percent, from the second quarter. Most of this decline was in short-term borrowing since Short-Term Debenture Project 1/2004 and 1/2005 with 90-day maturity came due in this quarter.

As of September 30, 2005, total consolidated shareholders' equity totaled Baht 76,065 million, increasing by Baht 2,679 million, or 3.65 percent, over the second quarter. This increase was due to the net profits recorded in the third quarter. Compared to the same period of last year, this amount rose by Baht 14,000 million, or 22.56 percent, also due to increased net profits and the appraisal surplus on asset revaluations conducted in the first quarter of 2005. These revaluations were in accordance with the Thai Accounting Standard guideline No. 32 on Properties, Plants and Equipment, which stipulates that revaluations should be conducted in every 3-5 years.

❑ Investments

The Bank and its subsidiaries' investments in securities consist of trading investments, available-for-sale investments, debt instruments held to maturity, and investments in subsidiaries and associated companies. A review of investments is carried out when there is a factor indicating that an investment might have become impaired. Investments in securities, classified by type of investments, as of the end of September 2005 are shown below:

(Million Baht)

Type of Investments	Sep 30 2005	Percentage	Jun 30, 2005	Percentage	Sep 30, 2004	Percentage
Debt Instruments	88,502	91.82	98,917	91.95	125,961	95.33
Government and State Enterprise Securities						
❑ Trading Investments	1,240	1.29	2,068	1.92	4,373	3.31
❑ Available-for-sale Investments	29,108	30.20	31,104	28.92	50,545	38.26
❑ Held-to-maturity Investments	24,398	25.31	25,066	23.30	26,882	20.35
Private Enterprise Debt Instruments						
❑ Trading Investments	22	0.02	-	-	-	-
❑ Available-for-sale Investments	2,050	2.13	2,462	2.29	3,426	2.59
❑ Held-to-maturity Investments	223	0.23	236	0.22	278	0.21
Foreign Debt Instruments						
❑ Available-for-sale Investments	17,987	18.66	24,713	22.97	25,726	19.47
❑ Held-to-maturity Investments	13,474	13.98	13,268	12.33	14,731	11.15
Equity Securities	7,887	8.19	8,665	8.05	6,165	4.67
Available-for-sale Investments	1,293	1.34	1,377	1.28	1,700	1.29
General Investments	6,161	6.39	6,887	6.40	4,088	3.09
Investments in Subsidiary and Associated Companies	433	0.45	401	0.37	377	0.29
Total Investments – Net	96,389	100.00	107,582	100.00	132,126	100.00

❑ Liquidity

Cash and cash equivalents, according to the Bank's consolidated financial statement at the end of September 2005 totaled Baht 13,039 million, decreasing by Baht 497 million from the end of 2004, due to the following activities:

- Net cash used in operating activities totaled Baht 6,711 million, as a result of changes in key operating assets and liabilities. Interbank and money market items (on the asset side) rose by Baht 7,911 million, while securities purchased under resale agreements and deposits decreased by Baht 9,680 million and 3,192 million, respectively. Meanwhile, loans and interbank and money market items (on the liability side) showed increases of Baht 36,450 million and 8,057 million, respectively.
- Net cash received from investment activities was Baht 11,729 million. This amount comprises cash received from the disposal of available-for-sale investments, totaling Baht 35,155 million, redemption of debt instruments held to maturity of Baht 7,498 million, cash payments for available-for-sale investments of Baht 22,617 million, and cash payments for debt instruments held to maturity of Baht 6,496 million.
- Net cash achieved from financing activities totaled Baht 5,515 million, after Short-Term Debenture Project 1/2004 and 1/2005 came due in this quarter, and the Bank had paid out dividends in the second quarter.

❑ Capital Expenditures

To enhance our service, during the first nine months of 2005, the Bank and its subsidiaries' made capital expenditures primarily for information technology (IT), totaling Baht 1,098 million. Capital expenditures in other fixed assets totaled Baht 239 million.

2.3 Capital Requirements and Credit Ratings

❑ Capital Funds

As of September 30, 2005, the Bank had a capital base of Baht 94,339 million, comprising Tier-1 capital totaling Baht 62,287 million, and Tier-2 capital totaling Baht 32,052 million. The capital adequacy ratio of the Bank and our asset management companies, Phethai and Ploy AMCs, equaled 14.51 percent, significantly above the Bank of Thailand's minimum requirement of 8.50 percent. Details of the capital adequacy ratio of the Bank and our AMCs are as follow:

Capital Adequacy Ratios*

	Sep 30, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004	Sep 30, 2004
Tier-1 Capital	9.58%**	8.50%	7.90%	7.98%	8.29%
Tier-2 Capital	4.93%	5.00%	5.19%	5.14%	5.23%
Total Capital Requirements	**14.51%****	**13.50%**	**13.09%**	**13.13%**	**13.51%**

Note: *These ratios do not include the net profits of each accounting period. According to BOT regulations, the first period's net profits shall be included in capital, after approval by the Bank's Board of Directors. The second period's net profits shall be included in capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

**Not including the third quarter's net profits, as of September 30, 2005. Should the third quarter's net profits, as of September 30, 2005, be included, the capital adequacy ratio of Tier-1 capital and of total capital requirements would be equal to 10.14 percent and 15.07 percent, respectively.

❑ Credit Ratings

In the third quarter of 2005, Standard & Poor's (S&P's) raised the Bank long-term and short-term ratings from BB+ to BBB and B to A-2, respectively. Also, the agency raised the Bank subordinated debt rating from BB- to BBB-. Moreover, the agency assigned, for the first time, a Bank Fundamental Strength Rating (BFSR) of 'C' on the Bank. Meanwhile, the Bank's credit ratings given by Moody's Investors Services and Fitch Ratings remained unchanged from the end of June 2005. Details are shown in the following table.

Credit Ratings Agency	September 30, 2005	June 30, 2005
Moody's Investors Services * **		
Long-term - Debt	n.a.*	n.a.*
- Subordinated Debt	Baa2	Baa2
- Deposit	Baa1**	Baa1**
Short-term - Debt/Deposit	P-2	P-2
Outlook	Stable	Stable
Bank Financial Strength Rating (BFSR)	D	D
Outlook for BFSR	Positive	Positive
Standard & Poor's * **		
Long-term - Debt	BBB	BB+
- Subordinated Debt	BBB-	BB-
Bank Fundamental Strength Rating (BFSR)	C	-
Short-term - Debt/Deposit	A-2	B
Outlook	Stable	Positive
Fitch Ratings * **		
International credit ratings		
Long-term - Debt	BBB+	BBB+
- Subordinated Debt	BBB	BBB
Individual	C	C
Support	2	2
Short-term - Debt/Deposit	F2	F2
Outlook	Stable	Stable
National credit ratings		
Long-term - Debt	AA(tha)	AA(tha)
- Subordinated Debt	AA-(tha)	AA-(tha)
Short-term - Debt/Deposit	F1+(tha)	F1+(tha)
Outlook	Stable	Stable

Remarks: *Moody's Investor Services does not assign ratings to the Bank's long-term debt.
**Long-term deposit is rated only by Moody's Investor Services.
***The investment grade of long-term credit ratings for Moody's Investors Services, Standard & Poor's, and Fitch Ratings are from Baa3, from BBB- and from BBB- respectively. For short-term credit ratings, the investment grade for these three agencies is from P-3, A-3, and F3, respectively.

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3. Operations of Business Groups

3.1 Corporate Business Group

❑ Changes in the Operating Environment

Despite intense competition, rising interest rate trends and external volatility, we have successfully proceeded with our business plans with emphasis on product and service development. The Bank's aim is to raise fee-based income through products such as letters of indemnity, trade finance, foreign exchange, cash management services, corporate finance and securities services. Achieving a higher market share, through product development and efficient, proactive, marketing strategies, has been our focus, especially in the prime customer segment.

❑ Business Operations in the Third Quarter of 2005

- **Customer Segment**

- Multi-Corporate Banking

The Bank has succeeded in generating higher fee-based income from all products, particularly in syndicated loans, financial advisory services for large projects, letters of indemnity, cash management services, as well as foreign exchange and interest rate risk management. Trade finance transactions also rose markedly, in tandem with the country's international trade value, especially imports.

- Corporate Banking

The Bank's interest income has continued to grow, mainly in trade finance, which is in line with the country's export and import growth. Despite economic uncertainties in the third quarter, our fee-based income rose over the same period of last year, particularly in letters of indemnity, cash management services, and foreign exchange and interest rate risk management products. Meanwhile, customer relations are fostered through various activities, including seminars. Most notably, the Bank, through KASIKORNBANKGROUP, is expanding business and customer bases into the securities business (via KASIKORN SECURITIES PCL.) and leasing business (via KASIKORN LEASING CO., LTD).

- Business Banking

The Bank's fee-based income rose satisfactorily over last year, mainly in letters of indemnity and cash management services. This was achieved through campaigns promoting the use of the Bank's products by current customers, while a wide range of products was introduced to new customers. To help customers manage their foreign-exchange risks, the Bank has organized seminars and workshops on various topics, along with offering them currency risk management products. Importance has also been placed on marketing products to new customers in industries with high growth potential, as well as making certain that current customers receive better service quality.

- **Product Group**

- Domestic Credit Products and Letters of Indemnity

In the third quarter, the Bank was successful in extending domestic loans, while exceeding target for fee-based income from letters of indemnity. As for domestic credit products, emphasis has been placed on product development and service quality improvement. For example, a new pricing procedure was implemented

to better serve various groups of customers. In addition, the Bank has continued to improve credit approval processes and credit data collecting systems, on through to operation-level procedures. The latter has been achieved with the help of user-friendly, state-of-the art IT systems, resulting in better credit balance checking, especially accounts with multiple types of loans.

- Trade Finance

The Bank's trade finance transactions, which rose satisfactorily over the same period of last year, will provide us with a strengthened customer base for future business. Furthermore, the Bank's largest share of fee-based income has been from the SME segment, due to our improved advisory services under the guidance of international business experts, as well as quality services offered by our marketing teams. In addition, "Imaging Workflow" technology has been implemented, which has helped facilitate fund transfer transactions. All of these improvements have added extra value to our services to customers.

- Corporate Finance

The Bank has maintained its market leadership in the business of government bond underwriting, as evident in our top-ranked market share continued from last year. The Bank has been entrusted with the role as the sole underwriter of the government's Saving Bonds worth Baht 30,000 million in total. These bonds will be offered to the public from the third quarter of 2005 to the third quarter of 2006. As for project financing services, especially for prime customers, our recommendations to clients have been based on thorough analyses of various factors and financing options, including capital market securities and syndicated loans.

- Foreign Exchange and Interest Rate Risk Management Products

Despite market volatility caused by the revaluation of the Chinese Renminbi on July 21, 2005, the Bank's fee income from foreign exchange and interest rate risk management products rose over the same period of last year. Interest rate risks have also intensified due to upward trends in interest rates, at home and in the U.S. The Bank took this opportunity to introduce customers to a wide range of risk management products, including currency swaps, currency options, interest rate swaps, and other financial derivatives. Seminars and workshops on the economic and foreign exchange outlook were organized to add value to our products.

- Cash Management

In spite of intense competition, the Bank has managed to generate higher fee-based income, while work proceeded on the implementation of "Business to Business (B2B)" and "Business to Customer (B2C)". Our B2B debt collection services have received enthusiastic interest from customers, especially large corporations with IT-ready trading partners who were looking for cost-cutting services. Such customers have found our electronic payment services, such as billing through "e-Ordering", to be very convenient. In addition, the Bank has offered short-term loans to trading partners of our large corporate customers, thus facilitating them in their credit management. As for B2C services, the Bank has implemented several promotional activities to increase the transaction volume of our payment and fund transfer "SurePay" services, as part of the Bank's 60-Year Anniversary marketing plans.

- Securities Services

The Bank's fee-based income from mutual funds, including registrar and custodial services, has continued to grow. This growth was in tandem with the expansion of the mutual fund industry, especially funds invested in debentures and

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foreign market securities. As for the Bank's custodial services, the success is attributable to our ability to provide quality services adhering to mutual fund investment policies. As for the Bank's custodial services to provident funds, we have maintained our leadership in terms of market share. The Bank is also in the process of preparing staff and operating systems to meet the new requirement of the Securities and Exchange Commission, which stipulates that provident funds have to be provided with asset value verification. Our services as a syndicated loan agency, collateral agency for syndicated loan programs and bondholder representative, have all generated on-target fee-based income, resulting in the Bank becoming a market leader in these products. All in all, strong growth in the aforementioned services has resulted in higher-than-target fee-based income for the Bank in the third quarter.

3.2 Retail Business Group

❑ Changes in the Operating Environment

Amid a rising interest rate trend, commercial banks' deposit products have encountered heightened competition from capital market securities, especially the government's saving bonds and numerous mutual fund products, particularly funds invested in short- to medium-term debentures.

Commercial bank retail business lending, however, has registered satisfactory growth over the previous quarter, due to strong demand for credit from SMEs. As for the credit card business, intense competition continues with the use of aggressive pricing strategies, as seen in both card-issuing and card-accepting activities. The aim for the card-issuing business is to win new customers and increase transaction volume, while the aim for the card-accepting business is to raise the market share of Electronic Data Capture (EDC) machines installed at stores.

Moreover, as new technology has been widely used as a marketing tool for promoting electronic banking products to consumers, competition in this business has remained fierce.

❑ Business Operations in the Third Quarter of 2005

To enhance alternative savings choices for consumers and increase our fee-based income, in the third quarter, the Bank, in cooperation with KASIKORN ASSET MANAGEMENT CO., LTD., launched four open-ended short-term government bond funds worth a total of Baht 22,000 million. In Bancassurance activities, the Bank, in cooperation with MUANG THAI LIFE ASSURANCE CO., LTD., launched the Ruang Khao Sasomsup 10/3 Fund and Ruang Khao Family Income Fund.

As for personal accident insurance products, alternative sales channels in addition to the Bank's branches, such as direct mail and telephone, have been further improved. To enhance the marketing prowess of the Bank's staff, sales contests will be held throughout the second half of the year.

The Banks has also benefited from continued collaboration with alliance partners in special marketing campaigns. All of these efforts aim to increase the number of KBANK Bancassurance Advisors (KBAs) covering our 65 branches in Bangkok and the Metropolitan Area, with the ultimate goal of nationwide coverage in the near future. Furthermore, since the third quarter, all of the Bank's branch managers and sales team leaders have passed the Property and Casualty Insurance Broker License exam.

Developments and improvements in the Bank's key products and services, classified by product group, are as follows:

- **Retail Business Lending**

The Bank has launched the "KBANK SME K-Max" program, which offers loan facilities to retail businesses, in form of credit lines, promissory notes and overdraft accounts, at up to 120 percent of the customer's collateral value. For quick and responsive service, credit approval processes for "KBANK SME Klean Credit" and "KBANK SME K-Max" have been streamlined. Moreover, focus has been placed on fostering bank-customer relationships through various marketing activities, which, we believe, will lead to broader business opportunities in the future.

- **Consumer Loans**

The Bank has continued with numerous proactive marketing activities, including collaboration with business partners to offer innovative products for KBANK Home Loan customers, such as the all-in-one mortgage product the comes with laundry, cleaning and pest control services for homebuyers.

- **Credit Card Products**

The Bank has launched "Ideal Card", featuring a security chip preventing forgery while also allowing the Bank's partner merchants to access data on bonus points accumulated through card spending. Meanwhile, the Bank continues to organize various marketing campaigns to encourage credit card spending, as well as to offer our credit card products to new customers.

In addition, our card-accepting business has continued to expand, with the number of EDC-installed stores ready for chip-embedded credit cards rising to 60, and covering over 100 of the Bank's branches. Progress on the development of wireless EDC terminals has also been made, enabling high-speed GPRS data transfers. Due to the Bank's cooperation with GPRS providers, special discounts for participating stores have been made possible.

- **Electronic Banking Services**

During the third quarter, the Bank's ATM and e-Cash Deposit machines have been increased to 1,790 and 110 machines, respectively. We have made it more convenient for customers to make their payments at our ATM machines, by installing more barcode scanners and increasing the number of vendors accepting payments. The Bank is also in the process of upgrading systems in preparation for encrypted ATM cards' PINs, in compliance with standards set by VISA International, which will be ready by July 1, 2007.

The Bank's e-Internet Banking products have continued their strong growth. During this quarter, the use e-Internet Banking services by individual customers and the use of e-Biz Link services by small business customers rose by 24.01 percent and 18.88 percent, respectively, over the previous quarter. This impressive growth was due to the Bank's streamlined application approval procedures, in which applications can now be approved within 2 working days -- down from 7 working days -- as well as the rise in the number of the Bank's business partners accepting payments via our e-Internet Banking services. Meanwhile, the Bank's "Mobile Payment Club", which provides bill payment facilities via mobile phone systems, has been renamed to "K mPay", and reports for stores have been redesigned for consistency with the Bank's internal report formats. The service registered 15.71 percent growth in the number of transactions over those of the second quarter.

In e-Commerce, the Bank has completed the second phase of service systems development, resulting in a more stable platform for a larger number of orders. In the third quarter, the number of stores using this service increased by 6.75 percent over the

previous quarter. Moreover, "KBANK e-Phone Banking" service has been improved, providing us and extra channel to introduce a wide range of products and services to inquiring customers. Furthermore, the Bank has introduced a "Web Chat" service connected to customer relation officers providing on-line help to customers. This service complements our e-Internet Banking services, while also providing on-line information on the Bank's services and products to customers.

- **Deposits and Fee-based Income**

During the third quarter, eight additional foreign exchange booths were set up, while the policy of offering competitive exchange rate has been continued from the beginning of the year. These efforts have resulted in the Bank's buying rates being ranked among the market's top three. The Bank has also increased sales channels for traveler's checks and drafts via our branch network.

As for ATM and debit card business, promotional activities and marketing campaigns have been organized to strengthen the Bank's customer base, as well as encourage transactions through the Bank's cards. With improved approval procedures for debit cards, customers can now receive their cards right after application. Their expiration dates have also been extended from 3 to 5 years for the convenience of customers.

3.3 Treasury Group

❑ Changes in the Operating Environment

In the third quarter, interest rates continued their upward trend, as the U.S. Federal Reserve hiked its key Fed Funds rate twice, each by 0.25 percent, to 3.75 percent. Meanwhile, the Bank of Thailand also raised its 14-day repurchase rate twice to 3.25 percent, from 2.50 percent at the end of the second quarter. As interest rates are likely to continue their upward trend for the foreseeable future, interest rate risks have clearly intensified, resulting in declining demand for medium- to long-term fixed-income securities. However, demand for short-term fixed-income securities with maturity no longer than two years has been on the rise. This increase in demand has been due to mutual funds that have been launching fund products arbitraging higher government bond yields against commercial banks' deposit rates. Such strong demand from mutual funds has resulted in significantly larger transactions in the secondary market for fixed-income securities.

❑ Business Operations in the Third Quarter of 2005

The Bank has taken precautionary measures against these heightened interest rate risks. Our focus has remained on increasing fee-based income through derivative instruments. At the same time, products yielding higher returns, including structured products and credit-derivative products have been introduced in preparation for the prospect of declining liquidity. In addition, shorter-term investments have been emphasized more in the wake of rising interest rates. In order to meet with customers' needs and help improve returns on investments, the Bank has also developed new deposit products, additional investment alternatives, together with more financial transaction related derivative instruments. All of these products, at the same time, help the Bank to better manage its liquidity with a greater variety of liabilities. Meanwhile, the Bank has continued with a strategy of not increasing investments in equity securities.

❑ Financial Position and Operating Performance

In the third quarter of 2005, total investments of the Treasury Group averaged Baht 190,236 million, decreasing by Baht 9,418 million, or 4.72 percent, from the end of the second quarter. Investments in the money market accounted for 50.74 percent of the total investments, while investments in the capital market accounted for the remaining 49.26 percent.

Treasury Group's income

(Million Baht)

Type of Transaction	Percent of Total TG's Income	Q3-2005	Q2-2005	Change	
				Million Baht	Percentage Change
Interest and Dividend Income					
Interbank and money market items	39.59	690	580	110	18.97
Investments	43.43	757	1,176	-419	-35.63
Non-interest Income					
Gains on investments	3.79	66	59	7	11.86
Gains on exchange and other non - interest income	13.19	230	-61	291	477.05
Total	100.00	1,743	1,754	-11	0.63

Note: The figures above are managerial figures.

For the third quarter of 2005, the Group had total income of Baht 1,743 million, decreasing by Baht 11 million, or 0.63 percent, from the second quarter. This was due to a decrease in interest and dividend income of Baht 309 million, following a decline in dividend income during the second quarter. However, non-interest income had increased by Baht 298 million, attributed mainly to gains on exchange and other income.

4. Risk Management and Risk Factors[2]

4.1 Credit Risk Management

In the third quarter of 2005, the Bank completed the Skills Improvement Program for credit operations employees of the Retail Business Group, which had been underway since the latter part of 2004. Over 1,200 employees went through the program. The level of their sensitivity to credit issues and their ability to analyze and thoughtfully recommend credit has been raised. As a result, the Bank will benefit from improved quality in new business proposals as well as improved monitoring of the existing portfolio.

Under the current environment of high oil prices, as well as higher inflation and interest rates, the Bank has closely monitored the impacts of these developments on creditworthiness, and has undertaken a more cautious approach to lending toward industries that are particularly susceptible to the aforementioned risks. However, the Bank has, at this time, yet to note any degradation in the creditworthiness of such industries.

Details about the Bank's credit portfolio profile in the third quarter of 2005 are as follows:

- **Outstanding Loans**

As of September 30, 2005, the Bank's consolidated outstanding loans stood at Baht 614,439 million, increasing by 1.56 percent over Baht 605,003 million as of June 30, 2005.

As of the end of September 2005, 57.59 percent of the Bank's outstanding loans to customers were loans exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai Asset Management Company and the companies in KASIKORNBANKGROUP, accounted for Baht 42,469 million, or 7.02 percent of the Bank's total loan portfolio. Classified by customer type, juristic persons accounted for 362,202 million, or 59.84 percent of outstanding loans, while sole proprietor and consumer borrowings accounted for the remaining 40.16 percent. In terms of maturity, credit with maturity of less than or equal to 1 year accounted for 64.66 percent of the Bank's total loans.

---

[2] The details of the overall Risk Management framework, Risk Management Principles, Market Risk Management, Liquidity Risk Management, Operational Risk Management, the Performance Evaluation in the form of Risk-adjusted Return on Capital (RAROC), and Economic Profit for shareholders can be obtained from the MD&A report for the period ending December 31, 2004.

The Bank's Consolidated Lending Portfolio – Profile


Less than 20 MB
Over 20 MB
Credit Amount
As of September 30, 2005
42.41
57.59
As of June 30, 2005
42.38
57.62
As of December 31, 2004
43.18
56.82
Business Entities
Individual
Type of Customer
As of September 30, 2005
59.84
40.16
As of June 30, 2005
59.69
40.31
As of December 31, 2004
59.13
40.87
Less than or Equal to 1 Year
Over 1 Year
Credit Maturity
As of September 30, 2005
64.66
35.34
As of June 30, 2005
65.92
34.08
As of December 31, 2004
65.31
34.69
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of September 2005 and the end of June 2005, were as follows:

The Bank's Consolidated Lending Portfolio (including Accrued Interest Receivables)


As of September 30, 2005
Others
6.83 %
Agricultural & Mining
2.93 %
Housing Loan
11.51 %
Utilities & Services
10.43 %
Real Estate & Construction
6.28 %
Manufacturing & Commerce
62.02 %
As of June 30, 2005
Others
9.04 %
Agricultural & Mining
3.04 %
Housing Loan
11.33 %
Utilities & Services
10.06 %
Real Estate & Construction
6.40 %
Manufacturing & Commerce
60.13%

Loan portfolios are reviewed monthly, focusing on overall performance as well as each industry and business group's performance in terms of growth and quality.

- **Non-performing Loans**

As of September 30, 2005, NPLs of the Bank and its AMCs stood at Baht 59,882 million, equal to 9.65 percent of the total outstanding credit, including that of

financial institutions. For Bank-only NPLs, the amount totaled Baht 47,970 million, accounting for 7.81 percent of the total outstanding credit, including that of financial institutions. Both NPL figures decreased from those at the end June 2005, as shown in the table below.

(Million Baht)

Quarter ending	Sep 30, 2005	Jun 30, 2005
The Bank and its AMCs' NPLs	59,882	64,576
Percentage of total outstanding credit, including that of financial institutions	9.65	10.57
The Bank's NPLs	47,970	51,785
Percentage of total outstanding credit, including that of financial institutions	7.81	8.57

In the third quarter of 2005, the Bank and its AMCs entered into debt restructuring agreements with borrowers with pre-written-off outstanding debts totaling Baht 12,551 million. At the same time, Bank-only pre-written-off outstanding debts amounted to Baht 10,629 million. The details of debt restructuring and losses from debt restructuring as of the end of September 2005 and the end of June 2005 are shown in the following table.

(Million Baht)

Quarter ending	Sep 30, 2005	Jun 30, 2005
Debt restructuring of the Bank and its AMCs	12,551	9,547
Losses from debt restructuring	1,001	765
Debt restructuring of the Bank	10,629	8,124
Losses from debt restructuring	935	687

- **Allowance for Doubtful Accounts**[3]

As of September 30, 2005, allowances for doubtful accounts of the Bank, its AMCs and KASIKORN LEASING CO., LTD. totaled Baht 38,366 million. This amount was equivalent to 142.78 percent of the level required by the BOT. For Bank-only allowances for doubtful accounts including that of financial institutions, the amount stood at Baht 29,773 million, which was equivalent to 141.64 percent of the level required by the BOT.

- **Foreclosed Properties**

As of September 30, 2005, the Bank's consolidated foreclosed properties had a cost value of Baht 21,220 million, accounting for 2.53 percent of total assets. At the same time, Bank-only foreclosed properties had a cost value totaling Baht 15,878 million, accounting for 1.89 percent of total assets.

At the end of the second quarter, consolidated allowances for impairment of foreclosed properties stood at Baht 3,260 million, accounting for 15.36 percent of the cost value of foreclosed properties. As for Bank-only figures, allowances for impairment of foreclosed properties were at Baht 2,858 million, accounting for 17.99 percent of the cost value of foreclosed properties. Current allowances, both

[3] The details of the Bank's revised loan loss provisioning guidelines can be obtained from the second chapter of this report under Bad Debt and Doubtful Accounts and Losses on Debt Restructuring.

consolidated and Bank-only, are sufficient to cover holding, maintenance and disposal expenses, and losses on the liquidation of foreclosed properties. The details of foreclosed properties and the associated allowances, as of the end of September 2005 and the end of June 2005, are shown below.

(Million Baht)

Quarter ending	Sep 30, 2005	Jun 30, 2005
Consolidated foreclosed properties	21,220	21,358
Percent of total assets	2.53	2.54
Allowances for impairment of consolidated foreclosed properties	3,260	3,528
Percent of consolidated foreclosed properties	15.36	16.52
Bank-only foreclosed properties	15,878	16,002
Percent of total assets	1.89	1.90
Allowances for impairment of Bank-only foreclosed properties	2,858	3,070
Percent of Bank-only foreclosed properties	17.99	19.19

- **Phethai Asset Management Company Limited, and Ploy Asset Management Company Limited**

As of September 30, 2005, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 47,971 million, or 64.81 percent of the total initial unpaid principal balance, with an expected recovery rate of 57.71 percent. For Ploy AMC, the amount equaled zero, since the company was effectively closed*. The details of the NPL resolving and/or restructuring in the past five quarters are shown in the table below.

(Million Baht)

Quarter ending	Sep 30, 2005	Jun 30, 2005	Mar 31, 2005	Dec 31, 2004	Sep 30, 2004
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	47,971	45,207	43,943	44,555	41,937
Percent of the total initial unpaid principal balance	64.81	61.10	67.86	68.80	64.76
Ploy Asset Management Company Limited					
Cumulative loans resolved/restructured	n.a.*	n.a.*	n.a.*	30,659	30,166
Percent of the total initial unpaid principal balance	n.a.*	n.a.*	n.a.*	74.43	73.23

Note: *On March 15, 2005, all assets of Ploy AMC were transferred to the Bank and Phethai AMC, making Ploy AMC's cumulative loans resolved/restructured equaling zero from the end of the first quarter onward.

4.2 Other Risk Management

- **Risks from Guarantees and Avals**

Certain transactions with customers are in the form of guarantees on borrowing or performance, letters of credit, or avals on notes. Such transactions are considered as credit loans, which require submission of collateral. Regarding risk control in this area, the Bank uses the same criteria as those used for the Bank's normal credit approval process. At the end of September 2005, the Bank's contingent obligations were Baht 55,507 million, compared to Baht 55,398 million at the end of June 2005.

- **Risks Incurred from Contractual Obligations of Derivative Instruments**

The Bank conducts various derivative transactions as a tool for risk hedging, including exchange rate, interest rate, and the Bank's securities price risks. To increase our fee-based in come, the Bank also provides derivative instrument trading services to customers and business allies, in accordance with our policy of conducting derivative transactions for trading purposes. As of September 30, 2005, the Bank had foreign exchange contracts on the purchase side of Baht 117,183 million, with Baht 235,276 million on the sales side, compared to Baht 114,395 million and 235,715 million at the end of June 2005, respectively. In addition, the Bank had interest rate contracts on the purchase side of Baht 89,995 million and Baht 87,036 million on the sales side, compared to Baht 73,241 million and 67,496 million at the end of June 2005, respectively.

- **Risks Related to Capital Adequacy**

As of September 30, 2005, the Bank's capital adequacy ratio, including the risk assets of Phethai and Ploy AMCs, was at 14.51 percent, which is significantly above the BOT minimum requirement of 8.50 percent. The Bank also monitors capital closely, as it fluctuates with operations.

ลพ

5. Functional Group

❑ Building an Effective, Performance-Based Organization

In the third quarter of 2005, we have conducted mid-year peer group-based performance assessments for our employees. The assessments are to compare the employees' performance versus their individual goals and that of their peers, and classified the results into categories to provide a clearer picture of overall performance levels to ensure the fairness and the ability to reward the right employees at the year end evaluation.

At the same time, in order to help retain valuable employees and provide an incentive to capable personnel in an environment of a highly competitive market for skilled staff, the Bank has regularly revised remuneration packages referenced to current market norms. We have also begun using a policy of annual salary increases that rely on two variables, the Bank's overall performance results and individual performance.

❑ IT Outsourcing

In the third quarter of 2005, the Bank continued upgrades of its internal computer networks carried on from the previous quarter. Over 90 percent of the system improvements have finished testing and met performance targets. It is projected that this round of system upgrades will be completed within the fourth quarter of 2005.

At the same time, the Bank has undertaken the installation of an enterprise Desktop Management system, which will control software installations and upgrades for all the Bank's desktop PCs from a central location using online protocols. This will reduce expense, increase convenience and speed in maintaining the Bank's desktop personal computers, as well as assist in efficient management of the Bank's software inventory.

6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

The Bank's investments in subsidiary and associated companies as of September 30, 2005 are listed in the table below.

Details of Investments

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	For 9 Month 2005 Operating Performance (Baht)*
Investment in Asset Management Company							
1. Phethai Asset Management Co., Ltd. Tel. 0-2694-5000 Fax. 0-2694-5202	Bangkok	Services	800,000,000	799,999,993	99.99	Ordinary	246,579,030
2. Ploy Asset Management Co.,Ltd. Tel. 0-2694-5000 Fax. 0-2693-2525	Bangkok	Services	500,000,000	499,999,993	99.99	Ordinary	47,072,987
Investment in Subsidiary and Associated Companies							
1. Kanpai Co.,Ltd. Tel. 0-2273-3898 Fax. 0-2270-1262	Bangkok	Services	200,000	199,993	99.99	Ordinary	26,955,520
2. Progress Plus Co., Ltd. Tel. 0-2225-2020 Fax. 0-2270-1273	Bangkok	Services	230,000	229,993	99.99	Ordinary	127,720
3. KASIKORN Factoring Co., Ltd. Tel. 0-2290-2900 Fax. 0-2275-5165	Bangkok	Factoring	1,600,000	1,599,994	99.99	Ordinary	61,223,445
4. Progress Land and Buildings Co., Ltd. Tel. 0-2225-9435 Fax. 0-2273-3883	Bangkok	Real Estate Development	13,200,000	13,199,992	99.99	Ordinary	11,010,757
5. KASIKORN Research Center Co., Ltd. Tel. 0-2273-1874 Fax. 0-2270-1569	Bangkok	Services	100,000	99,993	99.99	Ordinary	4,461,441
6. Progress Facilities Management Co., Ltd. Tel. 0-2273-3289-91 Fax. 0-2273-3292	Bangkok	Services	50,000	49,993	99.99	Ordinary	3,877,394
7. Progress Management Co., Ltd. Tel. 0-2225-2005 Fax. 0-2273-3883	Bangkok	Services	60,000	59,993	99.99	Ordinary	3,246,661
8. Progress Software Co., Ltd. Tel. 0-2225-7900 Fax. 0-2270-1197	Bangkok	Services	100,000	99,994	99.99	Ordinary	10,611,319
9. KASIKORN Leasing Co., Ltd. Tel 0-2696-9900 Fax 0-2696-9988	Bangkok	Leasing	6,000,000	5,999,993	99.99	Ordinary	(24,877,318)
10. Progress Storage Co., Ltd. Tel. 0-2273-3832 Fax. 0-2271-4784	Bangkok	Services	30,000	29,993	99.98	Ordinary	7,323,733
11. Progress Service Co., Ltd. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Services	20,000	19,993	99.97	Ordinary	7,869,775
12. Progress H R Co., Ltd. Tel. 0-2273-1785-6 Fax 0-2270-1273	Bangkok	Services	10,000	9,993	99.93	Ordinary	2,214,954
13. KASIKORN Securities Public Co., Ltd. Tel. 0-2696-0071 Fax. 0-2696-0080	Bangkok	Securities	60,000,000	59,989,762	99.98	Ordinary	(41,805,311)
14. Progress Appraisal Co., Ltd. Tel. 0-2273-3649 Fax. 0-2270-1051	Bangkok	Services	5,000	4,992	99.84	Ordinary	16,921,932
15. KASIKORN Asset Management Co., Ltd. Tel. 0-2693-2300 Fax. 0-2693-2320	Bangkok	Mutual Fund Management	27,154,274	19,394,156	71.42	Ordinary	166,944,115

Company Name	Place	Type of Business	No. of shares issued	No. of Shares Held	Percentage Held (%)	Type of Shares	For 9 Month 2005 Operating Performance (Baht)*
16. Processing Center Co., Ltd. Tel. 0-2237-6330-4 Fax. 0-2634-3231	Bangkok	Services	100,000	30,000	30.00	Ordinary	67,100,189
17. N.C.Associate Co., Ltd. Tel. 0-2661-5200 Fax 0-2661-4136	Bangkok	Trading	10,000	2,823	28.23	Ordinary	(28,305)
18. Rural Capital Partners Co., Ltd. Tel. 0-2318-3958 Fax 0-2318-3958 ext. 406	Bangkok	Joint Ventures	1,000,000	275,000	27.50	Ordinary	(300,630)
19. Progress Information Co., Ltd. Tel. 0-2642-7242 Fax 0-2263-8051	Bangkok	Services	1,000,000	200,000	20.00	Ordinary	(4,653,847)
20. M Grand Hotel Co., Ltd. Tel. 0-2617-1949 Fax 0-2617-1940-1	Bangkok	Hotel	100,000,000	20,000,000	20.00	Ordinary	(2,190,981)
21. E.S.Industries Co., Ltd. Tel. 0-2516-9124-8 Fax 0-2516-9202	Pathum Thani	Textiles	1,100,000	220,000	20.00	Ordinary	-

*Note: These operating performance figures are shown in subsidiary and associated companies' financial statements.